Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

LANDSCAPE ACQUISITION HOLDINGS LIMITED,

AP WIP INVESTMENTS HOLDINGS, LP,

ASSOCIATED PARTNERS, L.P.,

APW OPCO LLC,

LAH MERGER SUB LLC,

and

ASSOCIATED PARTNERS, L.P. AS REPRESENTATIVE OF THE

COMPANY PARTNERS

Dated as of November 19, 2019

TABLE OF CONTENTS

		Page
Article I
DEFINITIONS

Section 1.1	Certain Defined Terms	2
Section 1.2	Defined Terms	18
Section 1.3	Interpretation	21
Section 1.4	Schedules and Exhibits	22

Article II
PRE-MERGER TRANSACTIONS

Section 2.1	Redemption Agreement	22
Section 2.2	Reorganization	22

Article III
THE MERGER

Section 3.1	Closing	22
Section 3.2	The Merger	23
Section 3.3	Effective Time	23
Section 3.4	Effect of the Merger	23
Section 3.5	Governing Documents	23
Section 3.6	Conversion of Company Securities	24
Section 3.7	No Further Rights in the Units	24
Section 3.8	Election; Exchange	24

Article IV
DETERMINATION OF AGGREGATE CONSIDERATION

Section 4.1	Determination of Aggregate Consideration	25
Section 4.2	Closing Payments	26
Section 4.3	Withholding	27

Article V
CLOSING DELIVERABLES; POST-CLOSING MATTERS

Section 5.1	Closing Deliveries by the Company	28
Section 5.2	Closing Deliveries by Landscape	29
Section 5.3	Landscape Board and Management	29
Section 5.4	Manager of the Surviving Company	29
Section 5.5	Exchange	29

i

Exhibits

Exhibit A – A&R OpCo LLC Agreement

Exhibit B – Management Team

Exhibit C – Shareholder Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 19, 2019 (this “Agreement”), entered into by and among (a) AP WIP Investments Holdings, LP, a Delaware limited partnership (the “Company”), (b) Associated Partners, L.P., a Guernsey limited partnership (“AP LP”), (c) Landscape Acquisition Holdings Limited, a company incorporated in the British Virgin Islands with limited liability in accordance with the laws of the British Virgin Islands with number 1959763 (“Landscape”), (d) LAH Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), (e) APW OpCo LLC, a Delaware limited liability company (“OpCo”), and (f) AP LP, as representative of the Company Partners (the “Company Partners’ Representative”).

WHEREAS, Landscape was formed to undertake an acquisition of an operating company or business through a merger, capital stock exchange, asset acquisition, stock purchase, scheme of arrangement, reorganization or similar Business Combination;

WHEREAS, Merger Sub is an entity newly formed for the purposes of the Proposed Transaction and is a wholly-owned direct Subsidiary of Landscape;

WHEREAS, OpCo is an entity newly formed for the purposes of the Proposed Transaction and is a wholly-owned direct Subsidiary of AP LP;

WHEREAS, prior to the Closing Date (as defined below), AP GP Holdings, LLC, a Delaware limited liability company, as general partner of the Company (the “Company GP”), and AP LP, as the holders of the Interests (as defined below) in the Company, shall cause all Interests in the Company to be contributed to OpCo (such that the Company shall become a wholly owned subsidiary of OpCo) and, following such contribution, distribute or cause to be distributed all of the outstanding limited liability company interests of OpCo to the partners of AP LP (collectively, including any partners or members of any partner of AP LP which receive limited liability company interests of OpCo from a partner of AP LP, the “Company Partners”) on a pro rata basis (such contribution and distribution, the “Reorganization”), such that the Company Partners shall, following the Reorganization, hold all of the outstanding limited liability company interests of OpCo (the “OpCo Interests”);

WHEREAS, on the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with Section 18-209 of the Delaware Limited Liability Company Act (the “DLLCA”), OpCo and Merger Sub will enter into a transaction pursuant to which Merger Sub will merge with and into OpCo, with OpCo surviving such merger as a partially owned subsidiary of Landscape (the “Merger”);

WHEREAS, the board of directors of Landscape has authorized and approved this Agreement, the Merger and the Proposed Transaction, upon the terms and subject to the conditions of this Agreement and in accordance with its Governing Documents and the BVI Companies Act;

WHEREAS, Landscape, as the sole member of Merger Sub, has authorized and approved this Agreement, the Merger and the Proposed Transaction, upon the terms and subject to the conditions of this Agreement and in accordance with its Governing Documents and the DLLCA;

WHEREAS, AP LP, as the sole member of OpCo, has authorized and approved this Agreement, the Merger and the Proposed Transaction, upon the terms and subject to the conditions of this Agreement and in accordance with its Governing Documents and the DLLCA;

WHEREAS, the Company GP, as the general partner of the Company, has approved this Agreement, the Merger and the Proposed Transaction, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act and the Company LP Agreement;

WHEREAS, Associated Partners GP, L.P., as the general partner of AP LP, has approved this Agreement, the Merger and the Proposed Transaction, upon the terms and subject to the conditions of this Agreement and in accordance with the Governing Documents of AP LP and Guernsey partnership law;

WHEREAS, concurrently with the execution of this Agreement, as an inducement for Landscape to enter into this Agreement, the members of the Management Team (as defined below) have entered into employment agreements with Landscape and OpCo (the “Employment Agreements”), which shall become effective upon the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, as an inducement for Landscape to enter into this Agreement, certain members of the Management Team (each, a “Rollover Equity Holder” and together, the “Rollover Equity Holders”) have entered into a Rollover Agreement (as defined below); and

WHEREAS, as an inducement for Landscape to enter into this Agreement, the Company has entered into the Redemption Agreement with the Investor (each, as defined below).

NOW, THEREFORE, in consideration of the promises, and the mutual representations, warranties, covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1 Certain Defined Terms. The following terms, when used in this Agreement, shall have the following meanings:

“Accounting Principles” shall mean GAAP, consistently applied in accordance with the past practice of the Target Companies and used in the preparation of the AP WIP Financial Statements.

“Admission” shall mean readmission of the Landscape Ordinary Shares to the standard listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards.

“Admission and Disclosure Standards” shall mean the requirements contained in the edition of the “Admission and Disclosure Standards” of the London Stock Exchange that is most current at the date of this Agreement, containing, amongst other things, the admission requirements to be met by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities, as amended from time to time.

“Affiliate” shall mean, in relation to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that in the case of the Company, any other Target Company or any Subsidiary thereof, the term “Affiliate” shall not include portfolio companies of a Person that controls a Company Partner and in the case of Company Partners, the Investor and their respective Affiliates, the term Affiliate shall not include any Target Company or Subsidiary thereof.

“Aggregate Consideration Units” shall mean the aggregate amount of the Consideration Units to be received by the Continuing Members in exchange for such Continuing Member’s OpCo Distribution Units pursuant to this Agreement as so effected by the Company Partners pursuant to Section 3.8 and set forth on the Consideration Schedule.

“Allocable Proceeds” shall mean, (a) with respect to each Company Partner that elects Consideration Units, a pro rata portion of the Aggregate Consideration Units, based on the number of OpCo Distribution Units held by such Company Partner compared to the total number of OpCo Distribution Units held by all Company Partners so electing Consideration Units, or (b) with respect to each Company Partner that elects Cash Consideration, a pro rata portion of the Aggregate Cash Consideration, based on the number of OpCo Distribution Units held by such Company Partner compared to the total number of OpCo Distribution Units held by all Company Partners so electing Cash Consideration, in the case of each of clauses (a) and (b), as so set forth on the Consideration Schedule.

“AP Service Company” shall mean AP Service Company, LLC, a Delaware limited liability company.

“AP WIP” shall mean AP WIP Investments, LLC, a Delaware limited liability company and majority owned Subsidiary of the Company.

“AP Wireless Infrastructure” shall mean AP Wireless Infrastructure Partners, LLC, a Delaware limited liability company.

“Authorization” shall mean any authorization, approval, clearance, consent, certificate, license, permit or franchise of or from any Governmental Authority or pursuant to any Law.

“Business Combination” shall mean any merger, consolidation, amalgamation, business combination, recapitalization, liquidation, dissolution or similar transaction.

“Business Day” shall mean a day, other than a Saturday or Sunday or public holiday in England or New York, on which, in any such case, banks are open in London and New York for general commercial business.

“Business IP” shall mean the Owned IP and the Licensed IP.

“BVI Companies Act” shall mean the BVI Business Companies Act, 2004 (as amended).

“CAA 2001” shall mean the UK Capital Allowances Act 2001.

“Carry Unit” shall have the meaning specified in the A&R OpCo LLC Agreement.

“Cash” shall mean for the Target Companies on a consolidated basis an amount equal to, without duplication, the cash, bank deposits, cash equivalents and short term marketable investments of the Target Companies, determined in accordance with the Accounting Principles used in the AP WIP Financial Statements; provided that, Cash shall also include receivables owed by Goldman Sachs International (or an Affiliate thereof) to AP Service Company as of June 30, 2019 in an amount not to exceed $760,094 (the “Goldman Sachs Receivables”) but only to the extent the Goldman Sachs Receivables have been received by the Target Companies prior to the Closing Date (and reasonable evidence of such receipt has been provided to Landscape).

“Closing Cash” shall mean all Cash of the Target Companies, as of the Locked Box Date. Closing Cash is equal to $65,786,353; provided that if the Goldman Sachs Receivables shall have been received by the Target Companies prior to the Closing Date, then Closing Cash shall be equal to $66,546,447.

“Closing Company Debt” shall mean, without duplication, the outstanding principal portion of, accrued and unpaid interest on, and prepayment premiums, penalties or other fees payable with respect to, any Indebtedness of the Target Companies as of the Locked Box Date; provided, however, Closing Company Debt shall not include any Indebtedness owed by any Target Company or any Subsidiary thereof, on the one hand, to any Target Company or another Subsidiary thereof, on the other hand. Closing Company Debt is equal to $539,191,319.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” shall mean the disclosure letter from the Company to Landscape delivered concurrently with the signing of this Agreement.

“Company LP Agreement” shall mean the limited partnership agreement of the Company, dated as of October 31, 2016.

“Company Material Adverse Effect” shall mean any fact, circumstance, occurrence, change or event that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Target Companies, taken as a whole, other than any fact, circumstance, occurrence, change or event resulting from, relating to or arising out of: (a) changes in general economic conditions in any of the markets, industries or geographical areas in which any of the

Target Companies operate, including in financial, credit, banking, currency or capital markets in general or in respect of currency exchange rates, interest rates or currency fluctuations (except to the extent that such changes materially and disproportionately have a greater adverse impact on the Target Companies, taken as a whole, as compared to the adverse impact such changes have on other Persons operating in the same industries as the Target Companies operate); (b) political conditions generally in any country (or any subdivision thereof) in which any of the Target Companies operate, (c) acts of God or other calamities, pandemics, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (d) changes in Law or in GAAP or other accounting requirements or principles imposed upon the Target Companies, including, in each case, the interpretations thereof; (e) any actions taken, or failures to take action, as contemplated or permitted by this Agreement or to which Landscape has consented in writing; (f) any failure by the Target Companies to achieve any earnings projection, financial projection or other forecast (it being understood that this clause (f) shall not exclude the facts or circumstances giving rise to such failure to the extent such facts or circumstances would otherwise constitute a Company Material Adverse Effect); or (g) the announcement or pendency of the sale or potential sale of the Company, or the announcement or the taking of any action contemplated by this Agreement, including by reason of the identity of Landscape or any plans or intentions of Landscape with respect to the conduct of the businesses of any of the Target Companies, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers and/or employees.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated July 1, 2019, between Landscape and the Company.

“Consideration Unit” shall mean (a) one (1) Landscape Class B Share, (b) one (1) OpCo Class B Common Unit, (c) one (1) OpCo Series A Rollover Profit Unit and (d) each applicable Continuing Member’s pro rata share of the Series B Rollover Profit Units as determined by the product (rounded to the nearest whole number) of 625,000 multiplied by a fraction, the numerator of which shall be the total number of OpCo Class B Common Units issued to such Continuing Member and the denominator of which shall be the total number of OpCo Class B Common Units issued to all of the Continuing Members.

“Continuing Members” shall mean the Company Partners who elect, pursuant to Section 3.8, to receive Consideration Units at the Closing.

“Copyrights” shall mean copyrights, whether registered or unregistered, and pending applications to register the same, renewals and extensions in connection any such registrations and works of authorship, whether or not copyrightable.

“Credit Agreements” shall mean: (a) the DWIP Loan and Security Agreement dated as of August 12, 2014 (as amended by the Amendment to the DWIP Loan and Security Agreement dated as of October 16, 2018 by that Agreement regarding Agency and Amendment to Loan Documents, dated as of June 17, 2019, and by that Second Amendment to DWIP Loan and Security Agreement, dated as of October 18, 2019), entered into by and among: AP WIP Holdings, LLC, as borrower; certain of its subsidiaries as asset companies, operating companies signatories thereto, and holdings companies; AP Service Company; Midland Loan Services, a division of PNC Bank, National Association, as backup servicer; Guggenheim Corporate Funding, LLC, as administrative agent for the financial institutions parties thereto or that may become parties thereto as lenders; the lenders a party thereto; and Deutsche Bank Trust Company Americas, as collateral agent, calculation agent and paying agent; (b) the Facility Agreement dated as of October 24, 2017 (as amended by the Letter Agreement dated as of November 15, 2019), entered into by and among: AP WIP, as guarantor and parent; AP WIP International Holdings, LLC, as borrower; AP Service Company, as servicer; Telecom Credit Infrastructure Designated Activity Company, as lender; Goldman Sachs Lending Partners LLC, as agent of the other finance parties; and GLAS Trust Corporation Limited, as security agent for the secured parties (the “Facility Agreement”); (c) the Amended and Restated Secured Loan and Security Agreement dated as of September 20, 2018, entered by and among: AP WIP Domestic Investments II, LLC, as borrower; AP WIP, as guarantor; and Rimrock High Income Plus (Master) Fund, Ltd. and Rimrock Low Volatility (Master) Fund, Ltd., as lenders (as amended by the First Amendment to Amended and Restated Secured Loan and Security Agreement, dated as of July 25, 2019); and (d) Subscription Agreement dated November 6, 2019, entered into by and among AP WIP Investments Borrower, LLC, as issuer; AP WIP, as guarantor; GLAS Americas LLC, as registrar; and Sequoia IDF Asset Holdings SA as original subscriber and original holder.

“Data Protection Laws” shall mean any applicable Law issued by a Governmental Authority that the Target Companies are obligated to comply with governing personal data, information security and privacy matters.

“Debt Service Fee Arrangement” shall mean certain non-cancellable fees payable to AP Service Company by the Target Companies for servicing duties related to financing facilities as set forth on Schedule 6.19 of the Company Disclosure Letter.

“Domestication Bylaws” shall mean those bylaws of the Company to be adopted following the change to the jurisdiction of incorporation of the Company from the British Virgin Islands to the State of Delaware.

“Domestication Charter” shall have the meaning specified in the Shareholder Agreement.

“DTRs” shall mean the Disclosure Guidance and Transparency Rules issued and maintained by the FCA under Part VI of FSMA.

“Easement Property” shall mean any real property on which a Target Company has been granted an Easement, a Usufruct or a Surface Right.

“Encumbrance” shall mean any mortgage, lien, hypothecation, pledge, charge, right of pre-emption, right of first refusal, right to vote, grant of proxy, encumbrance or any other security interest or any agreement to create any of the foregoing, and “Encumber” shall have a meaning correlative thereto.

“Environment” shall mean the environment, including all or any of the following media, namely air (including air inside buildings and inside other natural and man-made structures above or below ground), water and land (including the subsurface).

“Environmental Law” shall mean any foreign, national, federal, state or local law concerning the release of hazardous or toxic materials, the pollution or protection of the Environment, the protection of threatened or endangered species or, as it relates to exposure to hazardous or toxic materials in the Environment, the protection of human health and safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean (a) any trade or business, whether or not incorporated, that together with a Target Company would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA and/or a member of a control group with any Target Company within the meaning of Sections 414(b), (c), (m) or (o) of the Code and (b) each of AP Service Company and AP Wireless Infrastructure.

“Escrow Agent” shall mean a nationally recognized escrow agent to be mutually agreed to by the Company and Landscape.

“Escrow Agreement” shall mean that certain Escrow Agreement, to be entered into on the Closing Date, by and among the Escrow Agent, the Company, Landscape and the Company Partners’ Representative, in a form to be mutually agreed to by the Company and Landscape, acting reasonably and in good faith, not later than December 15, 2019, containing customary terms and conditions.

“Escrow Release Date” shall mean the earlier of (i) the date that all Tax Indemnification Matters shall have been finally and fully resolved and (ii) December 31, 2024.

“FCA” shall mean the Financial Conduct Authority in its capacity as competent authority under FSMA.

“FCA Handbook” shall mean the handbook issued and maintained by the FCA under FSMA, including to the Listing Rules, the Prospectus Rules and the DTRs.

“Foreign Company Partner” shall mean any Company Partner that is neither (a) a U.S. Person nor (b) a Person (i) that is disregarded as an entity separate from its owner for U.S. Federal income Tax purposes and (ii) whose owner is a U.S. Person.

“Fraud” shall mean intentional fraud relating solely to a breach of (a) the representations and warranties in Article VI and Article VIII and (b) the certificate delivered pursuant to Section 11.2(d).

“FSMA” shall mean the Financial Services and Markets Act 2000, as amended from time to time.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 6.1(Organization; Capitalization), Section 6.2 (other than Sections 6.2(f) and (g)) (Subsidiaries), Section 6.27 (Brokers and Finders), Section 8.1(a), (c) and (d) (Authority; Enforceability of OpCo) and Section 8.2 (Capitalization of OpCo).

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied.

“Governing Documents” shall mean the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws (or, in the case of Landscape, its certificate of incorporation and memorandum and articles of association), the “Governing Documents” of a limited partnership are its certificate of limited partnership and limited partnership agreement and the “Governing Documents” of a limited liability company are its certificate of formation and limited liability company or operating agreement.

“Governmental Authority” shall mean any supra-national, foreign, national, state, municipal or local government (including any subdivision, court of competent jurisdiction, regulatory or administrative agency or commission or other authority thereof), stock exchange, arbitral body or self-regulatory organization exercising any regulatory, taxing, importing or any other governmental authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” shall mean any pollutant, contaminant, chemical, material, substance, waste or constituent thereof (including, without limitation, crude oil or any other petroleum product and asbestos) subject to regulation under, or for which standards of Liability are imposed under, any Environmental Law.

“Indebtedness” shall mean for the Target Companies on a consolidated basis an amount equal to, without duplication, (a) indebtedness for borrowed money of the Target Companies, including indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (b) net obligations of the Target Companies in respect of interest rate swaps, hedges or similar arrangements, including any swaps, hedges or similar arrangements related to foreign exchange; provided, that, to the extent the settlement of all such obligations result in a net gain to the Target Companies, such net gain shall reduce Indebtedness, (c) obligations of the Target Companies under capitalized leases (as determined in accordance with the Accounting Principles as in effect on the Locked Box Date), (d) any deferred purchase price liabilities of the Target Companies related to past acquisitions, whether or not represented by a note, earn-out or contingent purchase payment or otherwise, (e) obligations of the Target Companies under or in connection with off balance sheet financing arrangements and (f) all obligations of the type referred to in the foregoing clauses of this definition of other Persons for the payment of which any Target Company is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Inside Date” shall mean (i) January 15, 2020 or (ii) January 18, 2020 if the Company Partners’ Representative does not deliver to Landscape on or before December 6, 2019 Election Forms in respect of at least 80% of the OpCo Distribution Units; provided, that in each case, the Inside Date may extended by Landscape in its sole discretion by written notice to AP LP, but in no event shall such date be later than February 28, 2020.

“Intellectual Property Rights” shall mean any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: Patents; Trademarks; Copyrights; Trade Secrets; rights in Software, mask works, utility models, industrial designs; and other intellectual property and applications therefor.

“Interests” shall mean those partnership units of the Company held, prior to the Reorganization, by AP LP and the Company GP, and, following the consummation of the Reorganization, by OpCo.

“Investor” shall mean the Person listed in Schedule 2.1 of the Company Disclosure Letter.

“IPO Prospectus” shall mean the prospectus dated November 15, 2017 relating to the admission of Landscape Ordinary Shares and Landscape Warrants to the standard segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Landscape” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(a) of the Landscape Disclosure Letter after due and reasonable inquiry.

“Knowledge of the Company” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(a) of the Company Disclosure Letter after due and reasonable inquiry.

“Landscape Class B Shares” shall mean voting, non-economic ordinary shares of Landscape, designated as “Class B Shares” in the Amended and Restated Landscape Memorandum and Articles of Association, to be issued at the Effective Time to the Continuing Members and to the holders of Series A LTIP Units.

“Landscape Disclosure Letter” shall mean the disclosure letter from Landscape to the Company delivered concurrently with the signing of this Agreement.

“Landscape Founder Entities” shall mean TOMS Acquisition II LLC and Imperial Landscape Sponsor LLC.

“Landscape Founder Preferred Shares” shall mean the Landscape Series A Founder Preferred Shares and the Landscape Series B Founder Preferred Shares.

“Landscape Series A Founder Preferred Shares” shall mean (a) prior to the Effective Time, the founder preferred shares, no par value, of Landscape and (b) following the Effective Time, the Series A founder preferred shares, no par value, of Landscape as specified in the Amended and Restated Landscape Memorandum and Articles of Association.

“Landscape Series B Founder Preferred Shares” shall mean the Series B founder preferred shares, no par value, of Landscape as specified in the Amended and Restated Landscape Memorandum and Articles of Association, that may be issued after the Effective Time to the holders of Series B LTIP Units.

“Landscape Fundamental Representations” shall mean the representations and warranties set forth in Section 7.1 (Authority; Enforceability), Section 7.4 (Capitalization), Section 7.5 (Voting; Long-Term Incentive Plan), Section 7.7 (Special Purpose Acquisition Company), Section 7.8 (Representations by Landscape as to the Aggregate Consideration Units) and Section 7.12 (Brokers and Finders).

“Landscape Material Adverse Effect” shall mean any fact, circumstance, occurrence, change or event that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Landscape, taken as a whole, other than any fact, circumstance, occurrence, change or event resulting from, relating to or arising out of: (a) changes in general economic conditions in any of the markets, industries or geographical areas in which Landscape operates, including in financial, credit, banking, currency or capital markets in general or in respect of currency exchange rates, interest rates or currency fluctuations (except to the extent that such changes materially and disproportionately have a greater adverse impact on Landscape, taken as a whole, as compared to the adverse impact such changes have on other Persons operating in the same industries as Landscape); (b) political conditions generally in any country (or any subdivision thereof) in which Landscape operates, (c) acts of God or other calamities, pandemics, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (d) changes in Law or in GAAP or other accounting requirements or principles imposed upon Landscape, including, in each case, the interpretations thereof; or (e) any actions taken, or failures to take action, as contemplated or permitted by this Agreement or to which Landscape has consented in writing.

“Landscape Ordinary Shares” shall mean both prior to and after the Effective Time, the ordinary shares, no par value, of Landscape, as specified in the Amended and Restated Landscape Memorandum and Articles of Association.

“Landscape Shareholder Approval” shall mean a resolution of members of Landscape duly adopted by the holders of Landscape Series A Founder Preferred Shares in accordance with its Governing Documents (including article 42 of its articles of association) approving any and all matters in connection with the consummation of the Proposed Transaction and the Transaction Documents.

“Landscape Shares” shall mean the Landscape Ordinary Shares, the Landscape Class B Shares and the Landscape Founder Preferred Shares.

“Landscape Warrant Instrument” shall mean that certain warrant instrument dated November 15, 2017 executed by Landscape.

“Landscape Warrants” shall mean the warrants to purchase Landscape Ordinary Shares pursuant to the Landscape Warrant Instrument.

“Law” shall mean any law, code, statute, requirement, rule or regulation, and any Governmental Order.

“Leakage” shall mean (a) any dividend or distribution (whether in cash or in kind) declared, paid, made, agreed or obligated to be made by any Target Company to or for the benefit of the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor, (b) any management, service or other charges or fees (including out of ordinary course directors’ fees and any monitoring fees) paid by any Target Company to, on behalf of, or for the benefit of the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor, (c) any return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) by any Target Company or any amount payable on the repurchase, repayment, redemption, reduction or cancellation of any share capital, loan capital or other securities of the Target Companies, in each case, to or for the benefit of the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor, (d) any waiver, deferral or release by any Target Company of any amount or obligation owed or due to such Target Company from the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor, (e) any payment of any costs, bonuses or other sums by any Target Company to, on behalf of or for the benefit of the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor, (f) any assumption or discharge by any Target Company of any liability (including in relation to any recharging of costs of any kind) on behalf of or for the benefit of the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor, (g) any guarantee, indemnity or security provided by any Target Company in respect of the obligations or liabilities of the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor (that is not released effective as of Closing), (h) any transfer or disposal of any asset to any Company Partner or the Investor or any Affiliate of the Company Partners or the Investor, for consideration which is less than market value, (i) any acquisition of any asset from any Company Partner or the Investor or any Affiliate of the Company Partners or the Investor for consideration which is more than market value, (j) any payment by any of the Target Companies of any Taxes imposed on the Company Partners or the Investor or any Affiliate of the Company Partners or the Investor or for which any Company Partner or any Affiliate of the Company Partners or the Investor is liable (other than any Taxes for which any Target Company is primarily liable), or any agreement or obligation of any of the Target Companies to make such payment, or (k) any personal expenses of a Company Partner or an Affiliate or family member of a Company Partner.

“Liability” shall mean any direct or indirect liability, Indebtedness, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

“Licensed IP” shall mean the Intellectual Property Rights licensed to the Target Companies.

“Listing Rules” shall mean the Listing Rules issued and maintained by the FCA under Part VI of FSMA.

“Locked Box Date” shall mean 11:59 pm (Eastern Time) on June 30, 2019.

“Locked Box Period” shall mean the period from the Locked Box Date up to (but not including) the Closing Date.

“London Stock Exchange” shall mean London Stock Exchange plc.

“Losses” shall mean losses, damages, Liabilities, Taxes, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’, accountants’ and tax preparers’ fees and the reasonable cost of enforcing any right to indemnification hereunder.

“LTIP Unit” shall mean the units designated as “LTIP” Units pursuant to the A&R OpCo LLC Agreement.

“Management Team” shall mean certain employees of the Company identified on Exhibit B.

“Monthly Recurring Revenue” shall mean the currently scheduled regular rents of the Target Companies, on a consolidated basis, for the month ended prior to such measurement date, net of (a) pass through expenses collected from any Operator Contract or Property Contract counterparty and (b) amounts recorded to recognize known lease escalation amounts on a straight-line basis over the life of the Operator Contract or Property Contract (but excluding any rents relating to Non-Eligible Contracts), and provided that for any Operator Contract or Property Contract that does not pay on a monthly basis, the amount of rents included in Monthly Recurring Revenue calculation will be calculated on a pro-rata basis. For the avoidance of doubt, Monthly Recurring Revenue shall not include any one time or non-recurring payments, security deposits.

“New Operator Contract” shall mean, with respect to any Property Asset, the lease, sublease or other written agreement between the Target Company and the Operator, together with all amendments, modifications and supplements thereto.

“Next Twelve Months Revenue” shall mean, as of any measurement date, twelve (12) times the Monthly Recurring Revenue; provided, that for purposes of this definition, “Monthly Recurring Revenue” shall include the impact of any lease escalator amount which is applicable during such twelve month period.

“Non-Eligible Contract” shall mean a Property Contract with respect to which any of the following is the case: (a) the payor thereunder has become, or has been deemed to become, the subject of an insolvency event and either (i) a liquidation, rehabilitation or reorganization plan or similar or analogous proceeding in any jurisdiction has caused the stated amount of the payments due in respect of the related contract to be reduced, delayed or otherwise modified, (ii) a liquidation or rehabilitation plan or reorganization plan or similar or analogous proceeding in any jurisdiction providing for the full payment of the related Property Contract has been adopted or approved by the applicable court or other authority but such order remains subject to appeal or (iii) no such liquidation, rehabilitation or reorganization plan or similar or analogous proceeding in any jurisdiction so dealing with payment of the related Property Contract has yet been adopted and approved by the applicable court or other authority; (b) any payment due in connection therewith is more than ninety (90) days past the due date or the payment due or the relevant Property Contract has been cancelled or terminated or any notice of such cancellation, termination or non-renewal has been issued thereunder; or (c) the Target Company expects, in its good faith judgment, the next payment due under the related Property Contract will not be made when due or for which such contract or receivables thereunder are written off as uncollectible by such Target Company.

“Official List” shall mean the official list maintained by the FCA.

“OpCo Class A Common Unit” shall mean units of limited liability company interests of OpCo designated as “Class A Common Units” under, and defined in, the A&R OpCo LLC Agreement, to be issued at the Effective Time to Landscape.

“OpCo Class B Common Unit” shall mean units of limited liability company interests of OpCo designated as “Class B Common Units” under, and defined in, the A&R OpCo LLC Agreement, to be issued at the Effective Time to the Continuing Members.

“OpCo Distribution Unit” shall mean a unit of OpCo Interests distributed to the Company Partners pursuant to the Reorganization.

“OpCo LLC Agreement” shall mean the limited liability company agreement of OpCo.

“OpCo Series A Rollover Profit Units” shall mean membership units of OpCo designated as “Series A Rollover Profit Units” under, and defined in, the A&R OpCo LLC Agreement, to be issued at the Effective Time to the Continuing Members.

“OpCo Series B Rollover Profit Units” shall mean membership units of OpCo designated as “Series B Rollover Profit Units” under, and defined in, the A&R OpCo LLC Agreement, to be issued at the Effective Time to the Continuing Members.

“Operator” shall mean each of the Persons that have installed equipment or other improvements directly on a Property Asset pursuant to an Operator Contract and referred to as the “Carrier” on the Asset Tape (for the avoidance of doubt, Operator shall not include the wireless carrier to the extent that the owner of the tower or other improvements is a tower company).

“Operator Contracts” shall mean collectively the Original Operator Contracts and the New Operator Contracts.

“Original Operator Contract” shall mean, with respect to any Property Asset, the lease, sublease or other written agreement between the fee or leasehold owner and the Operator which existed immediately prior to the acquisition of an interest in such Property Asset by the Target Company, together with all amendments, modifications and supplements thereto..

“Owned IP” shall mean the Intellectual Property Rights owned by the Target Companies.

“Patents” shall mean patents and applications therefor and all provisional applications, divisionals, reissues, re-examinations, extensions, continuations and continuations-in-part thereof.

“Permits” shall mean all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Encumbrances” shall mean (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business for amounts not yet delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings; (b) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business for amounts not yet delinquent; (c) liens for Taxes, assessments, governmental charges and similar charges, which are not yet due and payable or are being contested in good faith by appropriate proceedings; (d) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties, including conservation restrictions and Environmental Laws; (e) all imperfections and defects in title, if any, that do not materially impair the continued use and operation of the Target Companies’ assets in the conduct of their business as a whole, as presently conducted; (f) easements, covenants, rights-of-way and other similar restrictions of record as of the date hereof that do not, individually or in the aggregate, materially impair the continued use and operation of the Target Companies’ assets in the conduct of their business as a whole, as presently conducted; (g) any conditions that would be shown by a current, accurate survey or physical inspection of any Property Asset that do not, individually or in the aggregate, materially impair the continued use and operation of the Target Companies’ assets in the conduct of their business as a whole, as presently conducted; (h) licenses to Intellectual Property Rights; (i) zoning, building, land use and other similar restrictions or Laws imposed by any Governmental Authority having jurisdiction over any Property Asset and (j) those Encumbrances set forth on Schedule 1.1(b) of the Company Disclosure Letter.

“Permitted Leakage” shall mean the payments set forth on Schedule 1.1(c) of the Company Disclosure Letter.

“Person” shall mean any individual, firm, corporation (wherever incorporated), partnership, limited liability company, joint venture, trust, association, organization, Governmental Authority, works council or employee representative body (whether or not having separate legal personality) or any other entity.

“Pre-Closing Passthrough Returns” shall mean all income Tax Returns of the Target Companies, with respect to which the applicable Target Company is treated as a partnership or other “pass-through” entity for income Tax purposes, including the IRS Form 1065—U.S. Return of Partnership Income OpCo for taxable periods that ended on or before the Closing Date.

“Property Contract” shall mean each agreement, instrument, lease, license, sublease, tenancy, assignment, or other document under which a Target Company is a party and pursuant to which rental payments are payable to a Target Company in respect of any Property Asset, including, to the extent applicable for a given Property Asset, any Operator Contract, Lease, and each agreement granting a Target Company a Usufruct, an Easement, a Surface Right, or an Assignment of Rents, together with all amendments, modifications and supplements thereto.

“Proposed Transaction” shall mean the transactions contemplated by this Agreement and the Transaction Documents, including the Reorganization, the Merger and, where applicable, the Admission.

“Prospectus” shall mean the prospectus to be published in connection with, and for the purpose of, Admission.

“Prospectus Rules” shall mean the Prospectus Rules issued and maintained by the FCA under Part VI of FSMA.

“Redemption Agreement” shall mean the Redemption Agreement, dated as of the date hereof, by and among AP WIP and the Investor pursuant to which the Investor has agreed to the full redemption, for cash of its total membership interest in AP WIP.

“Redemption Amount” shall mean the amount payable to the Investor under the Redemption Agreement to fully redeem the Investor’s total membership interest in AP WIP as of immediately after the Effective Time.

“Registered Intellectual Property” shall mean all (a) Patents, (b) registered Trademarks, and applications to register Trademarks, (c) registered Copyrights registrations, and applications to register Copyrights, (d) internet domain names and social media accounts and (e) any other intellectual property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Release” shall mean any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the Environment.

“Representatives” shall mean, in relation to a Person, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Person and/or of its respective Affiliates.

“Rollover Agreements” shall mean those rollover agreements to be entered into by those members of the Management Team listed on Schedule 1.1(d) of the Company Disclosure Letter pursuant to which such members have agreed to elect to become Continuing Members.

“Series A LTIP Units” shall mean an LTIP Unit having the rights and obligations specified with respect to the “Series A LTIP Units” pursuant to the A&R OpCo LLC Agreement.

“Series B LTIP Units” shall mean an LTIP Unit having the rights and obligations specified with respect to the “Series B LTIP Units” pursuant to the A&R OpCo LLC Agreement.

“Settlement Accountants” shall mean an independent certified public accounting firm in the United States of good national reputation mutually acceptable to Landscape and the Company Partners’ Representative.

“Shareholder Agreement” shall mean that certain shareholder agreement to be entered into concurrently with the consummation of the Closing, by and among Landscape and certain of its shareholders and their respective representatives, substantially in the form of Exhibit C.

“Significant Employee” shall mean any employee or consultant of any Target Company with an annual base salary of more than $150,000 (or equivalent in local currency) per year.

“Software” shall mean computer software programs and software systems in any form, including all databases, compilations, tool sets, compilers, higher level “proprietary” languages, related documentation and materials including source code, executable code or object code formats.

“Specified Tax Indemnification Matter” shall be defined as set forth in Schedule 13.2 of the Company Disclosure Letter.

“Straddle Period” shall mean a Tax period commencing on or before the Closing Date and ending after the Closing Date.

“Straddle Period Passthrough Return” shall mean all income Tax Returns of the Target Companies, with respect to which the applicable Target Company is treated as a partnership or other “pass-through” entity for income Tax purposes, including the IRS Form 1065—U.S. Return of Partnership Income of OpCo, for any Straddle Period.

“Subsidiary” and, collectively the “Subsidiaries” of a Person shall mean any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

“Target Companies” shall mean the Company and all of its Subsidiaries, and “Target Company” shall mean any of them; provided, that AP Service Company and AP Wireless Infrastructure shall be considered Target Companies, including as of June 30, 2019 for all purposes of this Agreement.

“Tax” or “Taxation” shall mean any federal, national, state, provincial, municipal and local income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, goods or services, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, levies, profits, real property, personal property, capital stock, social security (or similar), employment, unemployment, disability, payroll, license, employee or other withholding, or other tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, whether or not disputed.

“Tax Authority” shall mean any taxing or other Governmental Authority competent to impose any Tax Liability, or assess or collect any Tax.

“Tax Escrow Account” shall mean the escrow account established to hold the Tax Escrow Amount to be used solely for the applicable purposes set forth in this Agreement, which Tax Escrow Amount shall be disbursed by the Escrow Agent in accordance with the terms and provisions of the Escrow Agreement.

“Tax Escrow Amount” shall mean an amount equal to (a) if neither the Buyer’s Tax Insurance Policy nor the Seller’s Tax Insurance Policy is obtained in accordance with Article XIII, $20,000,000, (b) if Landscape obtains or causes to be obtained the Buyer’s Tax Insurance Policy in accordance with Article XIII, $10,000,000, and (c) if the Company obtains or causes to be obtained the Seller’s Tax Insurance Policy in accordance with Article XIII, $12,500,000.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return (including any informational return), declaration, claim for refunds, report, statement, schedule, notice, form, or other document required to be filed, submitted or furnished with any Tax Authority relating to any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax, including any amendment thereof and any attachment thereto.

“Ticking Fee” shall mean the sum of the following amounts calculated for each day during the Ticking Period: (a) an amount equal to one percent (1%) of the Total Equity Value divided by thirty (30) for each day during the Ticking Period until and including January 31, 2020; (b) thereafter, an amount equal to one and one fourth percent (1.25%) of the Total Equity Value divided by thirty (30) for each day during the Ticking Period until and including February 15, 2020; (c) thereafter, an amount equal to one and one half percent (1.5%) of the Total Equity Value divided by thirty (30) for each day during the Ticking Period until and including February 29, 2020; and (d) thereafter, an amount equal to two percent (2.0%) of the Total Equity Value divided by thirty (30) for each day during the Ticking Period until and including the calendar day prior to the Closing Date.

“Ticking Period” shall mean the period beginning on (and including) the date that the Closing should have occurred pursuant to Section 3.1, but for the Inside Date, and terminating on (and including) the calendar day before the Closing Date.

“Total Equity Value” shall mean $859,500,000 minus, (a) the Closing Company Debt minus, (b) the Transaction Expenses and plus, (c) the Closing Cash, in each case as of the Closing Date.

“Trade Secrets” shall mean all trade secrets, and other confidential know-how, technical, scientific, research and development or business information that is not generally known to, and not readily ascertainable through proper means by, the public and other Persons who might obtain economic value from its disclosure or use, including confidential formulas, designs, devices, technology, inventions, methods, process and compositions, whether or not patentable.

“Trademarks” shall mean trademarks, trade dress, service marks, trade names, domain names, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith.

“Transaction Documents” shall mean the A&R OpCo LLC Agreement, the Amended and Restated Landscape Memorandum and Articles of Association, the Shareholder Agreement, the Escrow Agreement, the Rollover Agreement and the LTIP Plan.

“Transaction Expenses” shall mean (a) fifty percent (50%) of the sum of the costs, expenses and fees set forth on Schedule 1.1(e) of the Company Disclosure Letter, (b) fifty percent (50%) of the premiums, fees and expenses associated with the Buyer’s Tax Insurance Policy and the Seller’s Tax Insurance Policy (in each case, whether or not bound) and (c) one hundred percent (100%) of the amount set forth on Schedule 1.1(e)(2) of the Company Disclosure Letter.

“UK” or “U.K.” shall mean the United Kingdom of Great Britain and Northern Ireland.

“UK Target Companies” shall mean AP Wireless (UK) Limited and AP Wireless II (UK) Limited.

“Units” shall have the meaning specified in the A&R OpCo LLC Agreement.

“US”, “U.S.” or “United States” shall mean the United States of America.

“U.S. Person” shall mean “United States person” as defined in Section 7701(a)(30) of the Code.

“VAT” shall mean value added tax as provided for in the European Union’s Council Directive 2006/112/EC or any Law implementing such directive in any jurisdiction, including the UK Value Added Tax Act 1994, and any other Tax similar to that Tax (including any Tax on goods and services, turnover or sales) imposed in addition to or in substitution for it.

Section 1.2 Defined Terms. The following terms have the meanings set forth in the Sections below.

Definition	Location
“A&R OpCo LLC Agreement”	Section 3.5(b)
“ACA”	Section 6.15(i)
“After Acquired Property Contract”	Section 6.12(n)
“Aggregate Cash Consideration”	Section 4.1(a)
“Aggregate Consideration”	Section 4.1(a)
“Agreement”	Preamble
“Allocation Notice”	Section 10.12(f)(ii)
“Amended and Restated Landscape Memorandum and “Articles of Association”	Section 3.5(c)
“Antitrust Fees”	Section 10.3(b)
“AP LP”	Preamble
“AP WIP Audited Financial Statements”	Section 6.3

Definition	Location
“AP WIP Financial Statements”	Section 6.3
“Asset Tape”	Section 6.12(a)
“Assignment of Rents”	Section 6.12(h)
“Buyer’s Tax Insurance Policy”	Section 13.3(a)
“Cash Consideration”	Section 3.8(a)
“Certificate of Merger”	Section 3.3
“Claim Notice”	Section 13.2
“Closing”	Section 3.1
“Closing Aggregate Consideration”	Section 4.1(b)
“Closing Date”	Section 3.1
“Closing Statement”	Section 4.1(b)
“Collective Bargaining Agreement”	Section 6.14(a)
“Company”	Preamble
“Company Benefit Plan”	Section 6.15(a)
“Company GP”	Recitals
“Company Indemnitee”	Section 10.10(a)
“Company Partners”	Recitals
“Company Partners’ Representative”	Preamble
“Consent Solicitation”	Section 10.18
“Consideration Schedule”	Section 4.1(d)
“Controlling Party”	Section 10.12(i)(iii)
“D&O Insurance”	Section 10.10(b)
“DLLCA”	Recitals
“Easement”	Section 6.12(e)
“Effective Time”	Section 3.3
“Election Form”	Section 3.8(a)
“Election Period”	Section 3.8(a)
“Employment Agreements”	Recitals
“Escrow Income”	Section 13.6
“Escrow Payment”	Section 13.4(d)
“FCPA”	Section 6.22(a)
“Filing Fees”	Section 10.3(c)
“Financing”	Section 10.13(a)
“Governmental Antitrust Authority”	Section 10.3(b)
“HCERA”	Section 6.15(i)
“Health Care Reform Laws”	Section 6.15(i)
“Health Plan”	Section 6.15(i)
“Indemnity Objection Notice”	Section 13.3(b)(ii)
“Intended Tax Treatment”	Section 10.12(e)(v)
“Investor Sale”	Section 10.12(e)(iii)
“Landscape”	Preamble
“Landscape Audited Financial Statements”	Section 7.6(a)
“Landscape FCA Reports”	Section 7.6(a)
“Landscape Financial Statements”	Section 7.6(a)
“Landscape Indemnified Parties”	Section 13.2

Definition	Location
“Landscape Most Recent Financial Statements”	Section 7.6(a)
“Landscape Voting Debt”	Section 7.4(c)
“Lease”	Section 6.12(c)
“Leased Real Property”	Section 6.12(c)
“Limited Real Property Interests”	Section 6.12(g)
“LTIP Plan”	Section 7.5(a)
“Mailing Date”	Section 3.8(a)
“Major Customer”	Section 6.18
“Material Contracts”	Section 6.8
“Merger”	Recitals
“Merger Sub”	Preamble
“Money Laundering Laws”	Section 6.22(b)
“Non-Controlled Minority Investments”	Section 6.2(g)
“Non-Controlling Party”	Section 10.12(i)(iii)
“OpCo”	Preamble
“OpCo Interests”	Recitals
“Ordinary Course of Business”	Section 10.1(a)
“Outside Date”	Section 12.1(a)
“Owned Real Property”	Section 6.12(b)
“Preliminary Balance Sheet”	Section 10.12(f)(i)
“Preparing Party”	Section 10.12(d)
“Property Assets”	Section 6.12(h)
“R&W Insurance Policy”	Section 10.17
“Related Party”	Section 6.19
“Release Date”	Section 13.3(g)(ii)
“Rental Property”	Section 6.12(h)
“Reorganization”	Recitals
“Reviewing Party”	Section 10.12(d)
“Rollover Equity Holders”	Recitals
“Sanctions”	Section 6.22(c)
“Seller’s Tax Insurance Policy”	Section 13.3(b)
“Site Owner”	Section 6.12(c)
“Surface Right”	Section 6.12(f)
“Surviving Company”	Section 3.2
“Systems”	Section 6.11(d)
“Tax Balance Sheet”	Section 10.12(f)(iv)
“Tax Indemnification Matters”	Section 13.2
“Tax Return Principles”	Section 10.12(h)(iv)
“Transfer Taxes”	Section 10.12(g)
“UK Tax Matters”	Section 13.3(g)(i)
“Usufruct”	Section 6.12(d)
“Warrant Refinancing”	Section 10.18
“Withholding Certificates”	Section 4.3(a)(iii)
“Withholding Notice”	Section 4.3(b)

Section 1.3 Interpretation. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term;

(g) references to a Person are also to its successors and permitted assigns;

(h) references to any documents or other materials or information being “delivered,” “provided,” “furnished” or “made available” (or any phrase of similar import) to Landscape means that the Company made such documents available to Landscape prior to the date hereof, including, without limitation, any documents, materials or information posted prior to the date hereof in any electronic data rooms utilized by the Company and Landscape with respect to the Proposed Transaction;

(i) all references to “$” or “dollar” are to United States dollars;

(j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(k) with respect to the determination of any period of time, unless otherwise set forth herein, “from” means “from and including” and “to” means “to but excluding” and if the last day of such period is a non-Business Day, the period in question shall end at the close of the next succeeding Business Day;

(l) the terms “day” and “days” refer to calendar day(s) and the terms “year” and “years” refer to calendar year(s); and

(m) no party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of its authorship of any provision of this Agreement.

Section 1.4 Schedules and Exhibits. The Schedules, the Company Disclosure Letter, the Landscape Disclosure Letter and the Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement. All Exhibits, Disclosure Letters and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Disclosure Letters or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.

Article II

PRE-MERGER TRANSACTIONS

Section 2.1 Redemption Agreement. Substantially simultaneously with, but immediately following, the Effective Time, the parties shall cause the Target Companies to consummate transactions contemplated by the Redemption Agreement.

Section 2.2 Reorganization.

(a) Prior to the Closing Date, the Company GP and AP LP shall cause the Reorganization to be consummated on such terms and conditions, and pursuant to such documents and agreements, as shall be reasonably acceptable to Landscape. The Company shall notify Landscape following completion of the Reorganization.

(b) In connection with the consummation of the Reorganization, AP LP shall issue to OpCo a certificate, duly executed under penalties of perjury by AP LP, relating to the contribution made by AP LP to OpCo pursuant to the Reorganization, conforming to the requirements of Proposed U.S. Treasury Regulations Section 1.1446(f)-2(b)(6), in a form reasonably acceptable to Landscape, and OpCo shall promptly provide a true and correct copy of such executed certificate to Landscape.

Article III

THE MERGER

Section 3.1 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Proposed Transaction (the “Closing”) shall take place on the date that is the third (3rd) Business Day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) set forth in Article XI, at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, at 10:00 a.m., New York time, or such other time, date or place as Landscape and the Company shall agree to in writing (the date on which the Closing occurs, the “Closing Date”); provided, however, that the Closing Date shall not occur prior to the Inside Date unless Landscape and the Company shall agree in writing. Landscape and the Company acknowledge and agree that the Closing shall be deemed effective as of 12:01 a.m., New York time, on the Closing Date.

Section 3.2 The Merger. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Merger Sub shall be merged with and into OpCo pursuant to Section 18-209 of the DLLCA. As a result of the Merger, Merger Sub shall cease to exist and OpCo shall continue as the surviving company of the Merger (the “Surviving Company”) and all the property, rights, privileges, immunities, powers, franchises licenses and authority of OpCo and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of OpCo and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 3.3 Effective Time. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, in a form to be reasonably agreed between the Company and Landscape, with the Secretary of State of the State of Delaware, executed in accordance with, and in such form as is required by, the relevant provisions of Delaware Law (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DLLCA in connection with the Merger. The Merger shall become effective at the time that the properly executed and certified copy of the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 3.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing or Section 3.5, Section 3.6, Section 5.3 and Section 5.4 and subject thereto, at the Effective Time, the Merger shall have the effects set forth in this Agreement, the DLLCA and the Certificate of Merger.

Section 3.5 Governing Documents.

(a) At the Effective Time, the certificate of formation of OpCo shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with applicable Law.

(b) At or prior to the Closing, the OpCo LLC Agreement shall be, and the Company and AP LP shall take or cause to be taken all action required to cause the OpCo LLC Agreement to be, amended and restated to be substantially in the form attached hereto as Exhibit A (the “A&R OpCo LLC Agreement”), until thereafter amended in accordance with such limited liability company agreement and applicable Law. Notwithstanding the foregoing, this Section 3.5(b) shall be subject to Section 10.10.

(c) One (1) Business Day prior to the Closing, Landscape shall amend and restate the memorandum and articles of association of Landscape to be in substantially the form agreed to by Landscape and the Company, which the parties agree shall contain substantially the same terms, provisions, rights and privileges as specified in the Domestication Charter (the “Amended and Restated Landscape Memorandum and Articles of Association”). Landscape and the Company shall act in good faith and use its reasonable best efforts (including Landscape calling a meeting of the holders of the Landscape Founder Preferred Shares to approve the Amended and Restated Landscape Memorandum and Articles of Association) to agree on the

Amended and Restated Landscape Memorandum and Articles of Association as soon as reasonably practicable following the date hereof and, in any event, no later than ten (10) Business Days prior to the Closing.

(d) Landscape and the Company shall act in good faith and use its reasonable best efforts to agree on the Domestication Bylaws as soon as reasonably practicable following the date hereof and, in any event, no later than ten (10) Business Days prior to the Closing.

Section 3.6 Conversion of Company Securities. Pursuant to this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Landscape, OpCo, Merger Sub or the holders of any of the following securities:

(a) The OpCo Distribution Units issued and outstanding immediately prior to the Effective Time and held by the Company Partners following consummation of the Reorganization shall be cancelled and shall be converted into the right to receive such Company Partner’s Allocable Proceeds; and

(b) The limited liability company interests of Merger Sub owned by Landscape as of immediately prior to the Effective Time shall automatically be converted into and become the Carry Unit and such number of OpCo Class B Common Units of the Surviving Company as shall equal the number of issued and outstanding Landscape Ordinary Shares and Landscape Series A Founder Preferred Shares as of immediately prior to the Effective Time.

Section 3.7 No Further Rights in the Units. At the Effective Time, the membership interest transfer books of OpCo shall be closed with respect to the OpCo Distribution Units and there shall be no further registration of transfers of OpCo Distribution Units thereafter on the records of OpCo. From and after the Effective Time, the holders of OpCo Distribution Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such OpCo Distribution Units, except as otherwise provided in this Agreement or by Law. For the avoidance of doubt, this Section 3.7 shall not affect the limited liability company interest transfer books of the Surviving Company, the holders of the membership interests in the Surviving Company or any rights with respect thereto.

Section 3.8 Election; Exchange.

(a) Promptly following the signing of this Agreement, and in no event later than November 26, 2019, the Company Partners’ Representative will mail (the date of such mailing, the “Mailing Date”) to each Company Partner an election form (the “Election Form”) in a form reasonably acceptable to Landscape. Each Election Form will include a representation and warranty to OpCo regarding the Company Partners’ title, free and clear of liens other than under the partnership agreement of AP LP, of its partnership interest in AP LP and permit the Company Partner to specify whether, at the Effective Time, following the Reorganization and such Company Partners’ receipt of the OpCo Distribution Units, such Company Partner elects to receive (i) Consideration Units in respect of such Company Partners’ OpCo Distribution Units, (ii) a pro-rata portion of the Aggregate Cash Consideration in respect of such Company Partners’ OpCo Distribution Units (“Cash Consideration”) or (iii) a combination of Consideration Units and Cash

Consideration. Any OpCo Distribution Units with respect to which the Company does not receive a properly completed Election Form by December 10, 2019 (the “Election Period”) will be deemed to have elected to receive Cash Consideration in respect of such Company Partners’ OpCo Interest. Any election made pursuant to this Section 3.8 will be irrevocable unless otherwise agreed to by the Company Partners’ Representative; provided, that any such election may not be changed after December 16, 2019 unless otherwise agreed to by Landscape; provided, further that any such election may not be changed after the Company Partners’ Representative delivers the Consideration Schedule. Notwithstanding the foregoing, regardless of whether any Company Partner shall have elected to receive Consideration Units, Cash Consideration or a combination of Consideration Units and Cash Consideration, a portion of such Company Partners’ OpCo Distribution Units shall, at the Effective Time, be converted into cash and allocated to the Tax Escrow Account in accordance with such Company Partner’s pro-rata portion of the Tax Escrow Amount as set forth on the Consideration Schedule. The Company Partners’ Representative shall deliver or cause to be delivered to Landscape all Elections Forms as promptly as reasonably practicable and in no event later than five (5) Business Days following receipt thereof. Promptly following the delivery of all the Election Forms, the Company and the Company Partners’ Representative shall deliver, or cause to be delivered, to Landscape a preliminary Consideration Schedule, which shall be estimated assuming that the Closing shall have occurred on January 15, 2020.

(b) As of the Effective Time, and upon surrender by each Company Partner to the Company of a duly executed and completed Election Form, such Company Partner shall be entitled to receive, subject to the terms and conditions of this Agreement, such Company Partners’ Allocable Proceeds in the form elected by such Company Partner pursuant to Section 3.8(a).

Article IV

DETERMINATION OF AGGREGATE CONSIDERATION

Section 4.1 Determination of Aggregate Consideration.

(a) The aggregate consideration (the “Aggregate Consideration”) to be paid to the Company Partners pursuant to the Merger shall be an amount equal to (i) $859,500,000, minus (ii) the Closing Company Debt, minus (iii) the amount of Transaction Expenses, minus (iv) the Redemption Amount, plus (v) the Closing Cash, and plus (vi) the Ticking Fee, if any. The Aggregate Consideration shall consist of cash, to be paid in United States dollars, and Consideration Units. Consideration Units shall be valued at $10.00 per Consideration Unit. The “Aggregate Cash Consideration” shall consist of an amount equal to the Aggregate Consideration minus the value of the Aggregate Consideration Units.

(b) No later than five (5) Business Days prior to the Closing Date, the Company Partners’ Representative and the Company shall prepare, or cause to be prepared, and deliver to Landscape a statement (the “Closing Statement”), setting forth the Company’s good faith calculation of (i) the Closing Company Debt, the Transaction Expenses, the Redemption Amount, the Closing Cash and the Ticking Fee, if any, and (ii) the Aggregate Consideration (the “Closing Aggregate Consideration”) resulting from such calculation. The Closing Statement shall be prepared in accordance with GAAP, consistent with and subject to the Accounting Principles and shall be approved in writing by the Company Partners’ Representative.

(c) If Landscape disagrees with the Closing Statement and the Closing Aggregate Consideration, Landscape and the Company Partners’ Representative shall reasonably cooperate in good faith to resolve any such disputes and finally determine the Closing Statement and the Closing Aggregate Consideration not later than three (3) Business Days prior to the Closing Date. In the event that the Company Partners’ Representative and Landscape cannot so finally determine the Closing Statement and the Closing Aggregate Consideration, the Closing Statement and Closing Aggregate Consideration determined by the Company and the Company Partners’ Representative shall be used for the Consideration Schedule and Closing and the Company Partners’ Representative and Landscape shall reasonably cooperate in good faith to promptly resolve such dispute post-Closing. Any resolution by Landscape and the Company as to any item or amount identified in the Closing Statement and the Closing Aggregate Consideration shall be set forth in writing and shall be final, binding and conclusive upon the parties hereto.

(d) The Company Partners’ Representative and the Company shall deliver to Landscape a schedule setting forth the Allocable Proceeds (which shall include a list of each Company Partner, the OpCo Distribution Units each Company Partner will hold as of the Effective Time and the breakdown of the Consideration Units, the Aggregate Cash Consideration and the Tax Escrow Amount allocable to each Company Partner), payable to each Company Partner (such schedule, the “Consideration Schedule”) no later than three (3) Business Days prior to the Closing Date. The Company Partners’ Representative and the Company shall deliver to Landscape a preliminary Consideration Schedule no later than five (5) Business Days prior to the Closing Date. Landscape and Merger Sub shall be entitled to rely fully on the allocation of the Aggregate Consideration set forth on the schedule delivered to Landscape pursuant to this Section 4.1(d).

Section 4.2 Closing Payments. At the Closing, Landscape shall:

(a) pay or satisfy in full, on behalf of the Company and the Company Partners, such fees, costs and expenses as the parties shall agree shall be paid at Closing, by wire transfer of immediately available funds, in each case, in accordance with the applicable payoff letters and invoices related thereto and delivered by the Company at or prior to Closing;

(b) deposit, or cause the deposit, with the Escrow Agent, the Tax Escrow Amount into the Tax Escrow Account to be allocated to the Company Partners as specified in the Consideration Schedule and reduce, in accordance with Section 3.8, the Aggregate Consideration exchanged for the OpCo Distribution Units at Closing;

(c) issue, or cause the issuance of, the Aggregate Consideration Units to the Company Partners as specified in the Consideration Schedule; and

(d) pay or cause to be paid the Aggregate Cash Consideration to the Company Partners’ Representative, on behalf of the Company Partners as specified in the Consideration Schedule, by wire transfer of immediately available funds to the account designated by Company Partners’ Representative. Promptly following receipt of such funds, the Company

Partners’ Representative shall distribute to each Company Partner receiving a portion of the Aggregate Cash Consideration, such Company Partner’s portion of the Aggregate Cash Consideration as specified in the Consideration Schedule.

Section 4.3 Withholding.

(a) Notwithstanding any other provision of this Agreement, Landscape and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld under applicable Law. Landscape, the Company and Company Partners shall, and shall cause their respective Affiliates to, act in good faith, reasonably cooperate and use commercially reasonable efforts to (x) determine and calculate amounts required to be deducted and withheld under applicable Law and (y) reduce or eliminate any amounts otherwise required to be deducted and withheld pursuant to this Section 4.3. Accordingly, no later than seven (7) Business Days prior to the expected Closing Date, but no earlier than thirty (30) days before the Closing Date, the Company Partners’ Representative shall provide, or cause to be provided, to Landscape:

(i) a certification issued by AP WIP, signed under penalties of perjury, conforming to the requirements of Proposed U.S. Treasury Regulations Section 1.1446(f)-2(c)(ii)(C)setting forth each Foreign Company Partner’s share of liabilities of AP WIP pursuant to Code Section 752 for purposes of determining such Foreign Company Partner’s amount realized that is subject to withholding under Code Section 1446(f) and providing any other certifications required to determine each Foreign Company Partner’s amount realized under such regulations, in a form reasonably acceptable to Landscape;

(ii) a certificate, duly executed under penalties of perjury by each Foreign Company Partner that elects to receive Consideration Units (if any), conforming to the requirements of Proposed U.S. Treasury Regulations Section 1.1446(f)-2(b)(6), in a form reasonable acceptable to Landscape;

(iii) a certificate, duly executed under penalties of perjury by the Company, in accordance with U.S. Treasury Regulations Sections 1.897-7T and 1.1445-11T(c) providing that interests in the Company are not treated as U.S. real property interests within the meaning of U.S. Treasury Regulations Section 1.897-7T, in a form reasonably acceptable to Landscape (the certificates listed under clauses (i) through (iii) of this Section 4.3(a), the “Withholding Certificates”); and

(iv) such other information as Landscape may reasonably request for purposes of complying with other withholding obligations under applicable Laws.

(b) No later than three (3) Business Days prior to the expected Closing Date, Landscape shall provide, or cause to be provided, to the Company a notice (the “Withholding Notice”) prepared in good faith setting forth its calculation of any amounts required to be withheld on its payment of the Aggregate Consideration, other than in respect of any compensatory payments or bonuses, or the vesting or exercise of any compensatory instrument as a result of or in connection with this Agreement. If it is later determined that an additional amount or payee is subject to withholding with respect to this Agreement, Landscape shall be entitled to deduct and withhold such amounts, subject to its obligation to reasonably cooperate and use commercially reasonable efforts to reduce or eliminate such amounts, in accordance with this Section 4.3.

(c) In the event Landscape or any other withholding agent deducts and withholds any amounts pursuant to this Section 4.3, Landscape or such withholding agent, as applicable, shall (x) timely remit such deducted and withheld amounts to the applicable Governmental Authority and (y) no later than twenty (20) calendar days after making the applicable payment, deliver to the Company Partners’ Representative evidence of the remittance of such deducted and withheld amounts to such Governmental Authority reasonably satisfactory to the Company Partners’ Representative; provided, that, for purposes of the foregoing, written confirmation of a wire transfer made to, or a copy of a check made payable to (along with a certified receipt of mailing to), such Governmental Authority shall be deemed to be satisfactory to the Company Partners’ Representative.

Article V

CLOSING DELIVERABLES; POST-CLOSING MATTERS

Section 5.1 Closing Deliveries by the Company. At the Closing, OpCo shall deliver or cause to be delivered to Landscape:

(a) a completed and duly executed IRS Form W-9 from each of the Company Partners (other than the Foreign Company Partners), provided, that, in the event of any failure to deliver such an IRS Form W-9, the sole recourse of Landscape shall be to withhold on the payment of Aggregate Consideration to the applicable Company Partner (which may include withholding determined by reference to the Company Partner’s amount realized under the Code and applicable withholding rates) to the extent required by law (but only to the extent that such Company Partner does not deliver an acceptable alternative certification exempting such Company Partner from withholding);

(b) evidence, in form and substance reasonably acceptable to Landscape, of termination of all Related Party agreements except those set forth on Schedule 5.1(b) of the Company Disclosure Letter;

(c) the Escrow Agreement duly executed by the Company Partners’ Representative;

(d) the Shareholder Agreement duly executed by the Continuing Members who are signatories thereto; and

(e) the A&R OpCo LLC Agreement duly executed by the Continuing Members.

Section 5.2 Closing Deliveries by Landscape. At the Closing, Landscape shall deliver to the Company Partners’ Representative (or in the case of Section 5.2(b), to the Investor):

(a) payment to the Escrow Agent of the Tax Escrow Amount pursuant to Section 4.2(b);

(b) payment of the Aggregate Consideration to the Company Partners in accordance with Sections 4.2(c) and 4.2(d);

(c) payment to the Investor of the Redemption Amount to be paid to the Investor in accordance with the Redemption Agreement;

(d) the A&R OpCo LLC Agreement and the Escrow Agreement duly executed by Landscape;

(e) the Shareholder Agreement duly executed by Landscape and the Landscape Founder Entities;

(f) a copy of the Amended and Restated Landscape Memorandum and Articles of Association duly registered and stamped by the Registrar of Corporate Affairs of the British Virgin Islands; and

(g) a copy of the register of members of Landscape, duly certified by a director or officer thereof, showing the issuance of the Landscape Class B Shares and Landscape Series B Founder Preferred Shares required by this Agreement as of the Effective Time.

Section 5.3 Landscape Board and Management. On the Closing Date, at the Effective Time, Landscape shall take all requisite action such that:

(a) the board of directors of Landscape shall be comprised of nine directors, all of whom shall be designated by the Company Partners’ Representative (and shall be reasonably acceptable to Landscape) and shall include William Berkman as Chief Executive Officer, Noam Gottesman and Michael Fascitelli;

(b) William Berkman shall be appointed Chief Executive Officer of Landscape; and

(c) William Berkman and Michael Fascitelli shall be elected Co-Chairmen of Landscape and shall deliver a register of directors and officers of Landscape certified by its registered agent evidencing that all such appointments and changes have been duly made.

Section 5.4 Manager of the Surviving Company. As of the Effective Time, Landscape shall be the manager of the Surviving Company and the officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Company.

Section 5.5 Exchange. Prior to the Closing and in connection with the Proposed Transaction, the board of directors of Landscape shall have approved the reservation of Landscape Ordinary Shares, Landscape Class B Shares and Landscape Series B Founder Preferred Shares issuable to the Continuing Members and holders of LTIP Units pursuant to the A&R OpCo LLC Agreement (or issuable to such Continuing Members under certain circumstances).

Article VI

REPRESENTATIONS AND WARRANTIES RELATING TO THE TARGET COMPANIES

Except as set forth on the corresponding section of the Company Disclosure Letter (or in one or more of the other sections of the Company Disclosure Letter to the extent the relevance of such disclosure to such other section is reasonably apparent), the Company represents and warrants to Landscape as of the date hereof and as of Closing Date as follows:

Section 6.1 Organization; Capitalization.

(a) The Company is a limited partnership, duly organized and validly existing under the Laws of its jurisdiction of organization and has all necessary partnership power to conduct its business in the manner in which it is currently being conducted. The Company is duly qualified or otherwise authorized to do business in each of the jurisdictions in which it is required to be so qualified or otherwise authorized except for those jurisdictions where failure to be so qualified or authorized would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. The Company is not the subject of any administration, administrative receivership, insolvency, dissolution, liquidation, receivership, reorganization or similar proceeding and, to the Knowledge of the Company, no steps have been taken for the Company to become the subject of any such proceeding.

(b) All of the outstanding partnership interests of the Company (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable, (iii) were issued in compliance with applicable Law, (iv) were not issued in breach or violation of any contract or preemptive rights, rights of first refusal or other similar rights and (v) are free and clear of all Encumbrances, except pursuant to applicable Laws and the terms of the Company’s Governing Documents and (vi) have not been certificated.

(c) The issued and outstanding equity interests of the Company consist of general and limited partnership interests, all of which are held as of the date hereof by the Company GP and AP LP. As of the Effective Time (following the Reorganization) all of the Interests shall be held by OpCo and all of the OpCo Distribution Units shall be held by the Company Partners listed on the Consideration Schedule.

(d) There are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any equity interests in the Company or obligating the partners of the Company or the Company to issue or sell any equity interests, or any other partnership interest, in the Company. Other than the Governing Documents of the Company, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the partnership interests of the Company. Except for the Credit Agreements, there are no agreements that would prohibit the Company or any of its Subsidiaries from making dividends or distributions to its equity holders following the Closing.

(e) The execution, delivery and performance by the Company of this Agreement and the consummation of the Proposed Transaction have been duly and validly authorized and approved by the Company GP and AP LP, as required, and no other action on the part of the Company or the Company Partners is necessary to authorize this Agreement or the Company’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies.

Section 6.2 Subsidiaries.

(a) Schedule 6.2(a) of the Company Disclosure Letter contains a true, complete and accurate list, as of the date of this Agreement, of all of the material Subsidiaries of the Company and the number and class of equity interests and percentage of the outstanding equity interests of each such Subsidiary owned by the Company and each other Subsidiary of the Company.

(b) Each of the material Subsidiaries of the Company: (i) is duly organized and validly existing under the Laws of its jurisdiction of organization; (ii) has all necessary company or partnership power to conduct its business in the manner in which it is currently being conducted; and (iii) is duly qualified or otherwise authorized to do business in each of the jurisdictions in which such entity is required to be so qualified or otherwise authorized, except, in the case of clause (iii), as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

(c) All of the outstanding issued share capital, shares or limited liability company or membership interests, other equity rights, interests or other securities of each material Subsidiary of the Company, are duly and validly issued and outstanding, fully paid and non-assessable and are legally and beneficially owned, directly or indirectly, by the Company, free and clear of all Encumbrances, except for pursuant to applicable Laws or Encumbrances in the Governing Documents of the Subsidiaries. The Investor is the record and legal, and to the Knowledge of the Company, beneficial owner of the membership interests in AP WIP held by the Investor.

(d) There are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments pursuant to which the Company Partners, the Company or any material Subsidiary of the Company is or may become obligated to allot, issue, sell, transfer, purchase, return or redeem any shares or limited liability company or membership interests, other equity interests or other securities of any material Subsidiary of the Company. There is no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to any material Subsidiary of the Company. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of the issued share capital of any Subsidiary of the Company.

(e) No material Subsidiary of the Company is the subject of any administration, administrative receivership, insolvency, bankruptcy, dissolution, liquidation, receivership, examinership, reorganization or similar proceeding and, to the Knowledge of the Company, no such proceeding is pending.

(f) The Company has made available to Landscape true and complete copies of the Governing Documents of each material Subsidiary of the Company as in effect as of the date of this Agreement.

(g) Schedule 6.2(g) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all of the Persons (other than the Subsidiaries of the Company) in which the Company owns, directly or indirectly, any material issued share capital, shares, limited liability company or membership interests, other equity rights, interests or other securities or derivatives thereof (such Persons, the “Non-Controlled Minority Investments”). Such issued share capital, shares, limited liability company or membership interests, other equity rights, interests or other securities or derivatives thereof of the Non-Controlled Minority Investments held by the Target Companies are legally or beneficially owned by the Company or such Subsidiaries of the Company as identified on Schedule 6.2(g) of the Company Disclosure Letter. The Company or one or more of its Subsidiaries has legal and beneficial ownership of such issued share capital, shares, limited liability company or membership interests, other equity rights, interests or other securities or derivatives thereof, free and clear of all Encumbrances, except (i) pursuant to applicable Laws or the Governing Documents of such Non-Controlled Minority Investment, (ii) Permitted Encumbrances or (iii) those Encumbrances that will be released on or prior to the Closing Date.

Section 6.3 AP WIP Financial Statements. Schedule 6.3 of the Company Disclosure Letter sets forth true and correct copies of the following financial information (the “AP WIP Financial Statements”): (a) the audited consolidated balance sheets of AP WIP as of December 31, 2016, December 31, 2017 and December 31, 2018 and the audited consolidated statements of operations, comprehensive loss, member’s equity (deficit), and cash flows of AP WIP for the years then ended (collectively, the “AP WIP Audited Financial Statements”); and (b) the unaudited consolidated balance sheet of AP WIP as of the Locked Box Date and the unaudited consolidated statements of operations, comprehensive loss, member’s equity (deficit), and cash flows of AP WIP for the period ended on the Locked Box Date (the “AP WIP Most Recent Financial Statements”).

Section 6.4 Financial Statement Preparation; Undisclosed Liabilities; Leakage; Consideration.

(a) The AP WIP Financial Statements have been prepared in accordance with the books, records and accounts of the Target Companies referenced therein and in accordance with the Accounting Principles as in effect for the periods covered thereby, with the exception of the absence of normal year-end audit adjustments and footnotes in the unaudited financial statements, and present fairly in all material respects the financial condition and results of operations of the Target Companies referenced therein as of such dates and for such periods indicated therein.

(b) None of the Target Companies has any Liabilities that would be required by GAAP to be reflected or reserved against in a consolidated balance sheet other than Liabilities (i) that are reflected or reserved against in the AP WIP Financial Statements, (ii) incurred in the Ordinary Course of Business since the Locked Box Date, (iii) are incurred as contemplated by this Agreement or in connection with the Proposed Transaction or (iv) that would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies on a consolidated basis.

(c) Each of the Target Companies has established and maintains a system of internal controls over financial reporting. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the AP WIP Audited Financial Statements in accordance with the Accounting Principles.

(d) There are no arrangements or agreements that would reasonably be likely to result in any Leakage during the Locked Box Period, other than Permitted Leakage.

(e) Each of the Company Partners shall, as a result of the Merger, be entitled to receive the same portion of the Aggregate Consideration as such Company Partner would have been entitled to receive had the Reorganization not occurred and had the Aggregate Consideration been distributed to the Company Partners pursuant to the Governing Documents of AP LP.

Section 6.5 Position Since Reference Date. Since December 31, 2018 and through the date of this Agreement, except in connection with the Proposed Transaction, (i) the Target Companies have conducted, in all material respects, their respective businesses in the Ordinary Course of Business, (ii) none of the Target Companies has taken any of the actions specified in Section 10.1(a)(iv), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi), and (iii) the Target Companies have not suffered any Company Material Adverse Effect.

Section 6.6 Compliance with Applicable Laws. Each Target Company is, and has been since January 1, 2016, in compliance with all applicable Laws and Governmental Orders applicable to their respective businesses except for failures to comply that would not reasonably be expected to, individually or in the aggregate, be material to the Target Companies, taken as a whole. Since January 1, 2016, none of the Target Companies has received any written notice of any material inquiry, investigation, violation or alleged violation of any applicable Law or Governmental Order that would reasonably be expected to, individually or in the aggregate, be material to the Target Companies, taken as a whole.

Section 6.7 Insurance. Schedule 6.7 of the Company Disclosure Letter sets forth a true, accurate and complete list of all material insurance policies maintained by the Target Companies. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Target Companies, taken as a whole, each insurance policy of the Target Companies is in full force and effect as of the date of this Agreement, all premiums payable to date have been paid and, to the Knowledge of the Company, there are no circumstances which would reasonably be expected to lead to the insurers avoiding any material liability under them, and the applicable insured parties have complied in all material respects with the provisions of such insurance policies. Since January 1, 2017, no Target Company has received any written notice regarding (a) the cancellation or invalidation of any of the existing material insurance policies of the Target Companies or (b) any refusal of coverage under or any rejection of any material claim under, any such material insurance policies of the Target Companies.

Section 6.8 Contracts. Schedule 6.8 of the Company Disclosure Letter lists, as of the date of this Agreement, all of the following contracts and agreements (other than purchase orders entered into in the Ordinary Course of Business) to which each of the Target Companies is a party and which have not been entirely fulfilled or performed (collectively, “Material Contracts”):

(a) any agreement that by its terms requires the payment by or on behalf of any Target Company in excess of $50,000 per annum, or the delivery by any Target Company of goods or services with a fair market value in excess of $25,000 per annum or provides for any Target Company to receive payments in excess of $25,000 per annum except for Operator Contracts and Property Contracts, in each case other than any such agreement which can be terminated at will on less than ninety (90) days’ notice;

(b) any agreement that (i) requires any Target Company to purchase any material portion of any product or service from a third party that would, individually or in the aggregate, be material to the Target Companies, taken as a whole or (ii) requires that any Target Company deal exclusively with a third party in connection with the sale or purchase of any product or service, in each case other than any such agreement which can be terminated at will on less than ninety (90) days’ notice;

(c) any Operator Contract that by its terms requires the payment to any Target Company in excess of $5,000 per month;

(d) any contract entered into within the last two (2) years prior to the date of this Agreement that (i) relates to an acquisition, or divestiture of material businesses or assets (whether by merger, sale of securities, sale of assets or otherwise) for a purchase price in excess of $700,000, and (ii) contains covenants, indemnities or other contractual obligations that would impose a Liability that is material to the Target Companies, taken as a whole;

(e) any agreement under which any Target Company has any outstanding debt for borrowed money in excess of $1,000,000 (other than contracts among the Target Companies);

(f) any agreement with any employee, officer, director or consultant, in each case, providing for a severance, termination, change of control, retention or similar payment;

(g) any bonds or agreements of guarantee in which any Target Company acts as surety or guarantor with respect to any obligation (fixed or contingent) of another Person (other than another Target Company);

(h) any partnership, joint venture or similar agreements with third-parties;

(i) any agreement providing that a Target Company indemnify any Person (other than another Target Company) outside the ordinary course of business in an amount that would be material to the Target Companies, taken as a whole;

(j) any material executory agreement relating to interest rate or commodity swaps, interest rate caps, interest rate collar, or interest rate insurance arrangements, involving derivative, swap, foreign exchange option or similar commodity price hedging arrangements, or that are otherwise similarly designed to alter the risks arising from fluctuations in interest rates, currency values or commodity prices of any Target Company;

(k) any agreement limiting or restraining in any material respect any Target Company or any successor thereto from soliciting customers or engaging or competing in any manner (including any non-competition covenants, exclusivity restrictions, restrictions on use of Business IP, rights of first refusal or most favored pricing clauses), in any location or in any business; and

(l) any agreement that grants to any Person any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy all or a substantial portion of the material assets of the Target Companies, taken as a whole.

Section 6.9 Enforceability of Material Contracts; Defaults under Material Contracts. The Company has made available to Landscape a true, correct and complete (other than redactions of pricing or competitively sensitive information) copy of each written Material Contract in effect as of the date of this Agreement and, if oral, a written description of the material terms of such oral Material Contract. Each of the Material Contracts is in full force and effect and there exists no default under any such Material Contracts by the Target Companies or, to the Knowledge of the Company, any other party to such Material Contracts that would reasonably be expected to, individually or in the aggregate, be material to the Target Companies, taken as a whole. There exists no actual or, to the Knowledge of the Company, threatened termination or cancellation, or limitation of, or any amendment, modification or change to any Material Contract that would reasonably be expected to, individually or in the aggregate, be material to the Target Companies, taken as a whole.

Section 6.10 Litigation. There is no action, claim, suit, litigation, arbitration or proceeding or investigation pending before any Governmental Authority against any of the Target Companies or, to the Knowledge of the Company, threatened, that, in each case, (a) involves a claim in excess of $5,000,000, (b) challenges or seeks to prevent, enjoin or otherwise delay the Proposed Transaction, (c) involves a claim which would reasonably be expected to have a Company Material Adverse Effect or (d) seeks injunctive relief that would, individually or in the aggregate, reasonably be material to the Target Companies taken as a whole. No Target Company is subject to any material Governmental Order, and to the Knowledge of the Company, there are no such material Governmental Orders threatened to be imposed.

Section 6.11 Intellectual Property.

(a) The Target Companies own, in each case free from Encumbrances other than Permitted Encumbrances, or have a valid license to or other right to use, all of the

Business IP. No action, claim, suit, arbitration or proceeding is pending or threatened in writing that challenges the legality, validity, enforceability, use, or ownership of any material item of Business IP in any material respect, and, to the Knowledge of the Company, there is no basis for such action, claim, suit, arbitration or proceeding. The Target Companies are the sole and exclusive owners of the material Owned IP. Except as listed on Schedule 6.11(a) of the Company Disclosure Letter, all of the Target Companies’ material Registered Intellectual Property is subsisting, and to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, no current or former employees of the Target Companies, or with respect to material Business IP no independent contractors of the Target Companies, have any ownership interest in or right to any Business IP owned by the Company Partners or any of the Target Companies that prevents the use of such Intellectual Property Rights in the business of the Target Companies. To the Knowledge of the Company, (i) no operations of any Target Company or any product or service manufactured, distributed or offered by any Target Company, as conducted or manufactured during the past three (3) years has infringed, violated or misappropriated or is infringing, violating or misappropriating the Intellectual Property Rights of any Person in any material respect and (ii) since January 1, 2017, no Person has infringed, violated or misappropriated any Owned IP in any material respect. Since January 1, 2017 there are no pending, or threatened in writing, actions, suits or proceedings against the Target Companies alleging that the conduct of the business of the Target Companies infringes, violates or misappropriates the Intellectual Property Rights of any third party.

(b) Schedule 6.11(b) of the Company Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of (i) all material Registered Intellectual Property; (ii) material unregistered copyrights and Trademarks; and (iii) categories of material Trade Secrets (a non-confidential description thereof); owned by the Target Companies. For each item, Schedule 6.11(b) of the Company Disclosure Letter also lists the owner of such item, and (as applicable) the registration and application dates and numbers (as applicable) of such item, the jurisdiction in which such item has been issued or registered or in which any application for issuance and registration has been filed and, for domain names, the registrar with which such domain name has been registered.

(c) The Target Companies have, during the past three (3) years, complied, and are presently in compliance, in all material respects, with all applicable Laws relating to data breach notification, data privacy, data security, and/or protection of personal information. To the Knowledge of the Company, and except as would not be, individually or in the aggregate, material to the Target Companies, taken as a whole, the business of the Target Companies has not experienced any incident in which personal information or other sensitive data was stolen or improperly accessed including any unauthorized access or breach of security with respect to personal information or other sensitive data.

(d) The computer systems, including the Software, hardware, networks and interfaces, (collectively, “Systems”) used in the conduct of the business of the Target Companies are sufficient for the needs of the business of the Target Companies as presently conducted as of the date of this Agreement, including as to capacity and ability to process current and anticipated peak volumes. In the twelve months prior to the date of this Agreement, there have been no bugs in, or failures, breakdowns, or continued substandard performance of any such Systems which has caused the substantial disruption or interruption in or to the use of such Systems by the Target Companies in a manner material to the Target Companies, taken as a whole. The Target Companies have commercially reasonable disaster recovery plans, procedures and facilities with respect to the Systems used in the conduct of business of the Target Companies.

(e) The Target Companies have taken commercially reasonable or necessary actions and follow commercially reasonable practices common in the industry to maintain, protect and enforce the Business IP owned by such Target Company, including the secrecy, confidentiality and value of its Trade Secrets and other confidential information, including requiring all Persons having access thereto to execute the Target Company’s form confidentiality and non-disclosure agreement, copies of which have been delivered or made available to Landscape. Each Person who is or was an employee or contractor of the Target Companies and who is or was involved in the creation or development of any material Owned IP has signed a valid agreement containing a present assignment of Intellectual Property Rights pertaining to such material Owned IP to the Target Companies and confidentiality provisions protecting the material Owned IP, and, to the Knowledge of the Company, such written agreements are valid and enforceable. The Business IP includes all material intellectual property used or held for use in connection with the business of the Target Companies as currently conducted, and there are no other items of intellectual property that are material to or necessary for the operation of the business of the Target Companies or, to the Knowledge of the Company, for the continued operation of the business of the Target Companies immediately after the Closing in substantially the same manner as operated prior to the Closing.

(f) Schedule 6.11(f)(1) of the Company Disclosure Letter accurately identifies in all material respects: (i) each contract pursuant to which any material Licensed IP is licensed, sold, assigned, or otherwise conveyed or provided to the Company (other than (A) agreements between the Company and its employees with respect to the ownership of any Business IP by the Company and (B) non-exclusive licenses to commercially available third party software costing less than $50,000 and that is not material to the business); and (ii) whether the material licenses or rights granted to the Company in each such contract are exclusive or non-exclusive. Schedule 6.11(f)(2) of the Company Disclosure Letter accurately identifies in all material respects each contract pursuant to which any Person is currently granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material Owned IP, other than consumer agreements or service agreements on the Company’s standard form(s) thereof.

(g) No act of Target Companies will cause (i) the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) or (ii) the consummation of the Proposed Transaction to, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare (a) a loss of, or Encumbrance on, any Owned IP; or (b) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Owned IP.

(h) To the Knowledge of the Company, the Target Companies have not used any open source software in a manner that causes or requires any Owned IP to become publicly disclosed, or that requires the licensing or distribution of any source code or Software that is part of the Owned IP, or could otherwise impose any limitation, restriction, or condition on the right or ability of the Target Companies to use or distribute any such Owned IP.

Section 6.12 Real Property.

(a) Asset Tape. The domestic and international Asset Tapes attached as Schedule 6.12(a)(i) of the Company Disclosure Letter (collectively, the “Asset Tape”), sets forth, as of June 30, 2019, for each Property Asset, the following information: (i) the parcel identification, (ii) the country in which the parcel is located, (iii) the type of asset (e.g., tower, roof-top, water tank, etc.), (iv) the type of interest that is held or owned by the Target Company (e.g., fee simple, leasehold, Easement, Usufruct, Surface Right or Assignment of Rents), (v) the date the interest was acquired, (vi) the term of the interest, (vii) whether or not a mortgage exists, (viii) whether a SNDA is in place, (ix) the name of the Operator (under the column “Carrier”) under the applicable Operator Contract, (x) the remaining term of the applicable Operator Contract and (xi) the Monthly Recurring Revenue (under the column “Implied Current Monthly Cash Flow” or “Current Monthly Cash Flow (local currency)”). The Asset Tape is true, complete and accurate in all material respects as of June 30, 2019.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held in “Fee Simple” constitute a true and complete list of all the real property in which a Target Company holds fee simple title as of June 30, 2019 (each, an “Owned Real Property”), (ii) a Target Company has good and valid fee simple title to each parcel of Owned Real Property, in each case, free and clear of all Encumbrances other than Permitted Encumbrances or Encumbrances arising under an Operator Contract, and (iii) to the Knowledge of the Company, except for the New Operator Contracts, there are no subleases, licenses, concessions or other agreements granting to any third parties the right of use or occupancy of any portion of the Owned Real Properties.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, all the real property listed on the Asset Tape as being held as a “Leasehold Interest” constitute a true and complete list of all real property for which the Target Company has entered into a head lease, ground lease, land lease, lease or sublease (each, a “Lease”), as the lessee or sublessee, with the fee owner or superior leasehold owner thereof (each, a “Site Owner”), as the lessor or sublessor, as of June 30, 2019 (each, a “Leased Real Property”). Except as would not be expected to be material to the respective Target Company, (i) each Lease has been registered in the property registry in the respective jurisdiction where the applicable jurisdiction requires the registration of such Lease in the property registry, (ii) a Target Company has good and valid leasehold interest in and to each parcel of Leased Real Property, in each case, free and clear of all Encumbrances other than Permitted Encumbrances or Encumbrances arising under an Operator Contract, (iii) each Lease is a valid and binding agreement and in full force and effect and has not been assigned or terminated, (iv) to the Knowledge of the Company, except for the Operator Contracts, there are no subleases, licenses, concessions or other agreements granting to any third parties the right of use or occupancy of any portion of the Leased Real Properties, (v) each Lease provides the applicable Target Company the sole right to collect rents under the applicable Operator Contract and (vi) no Site Owner retains any contractual right under such Lease to modify the terms of the Original Operator Contract without the consent of the applicable Target Company.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, all the real property listed on the Asset Tape as being held as an “Usufruct” constitute a true and complete list of all real property for which the Target Company has been granted an in rem “usufruct” right to receive the benefits of that property for certain wireless communications purposes as of June 30, 2019 (each, a “Usufruct”). Except as would not be expected to be material to the respective Target Company, (i) each Usufruct has been registered in the property registry in the respective jurisdiction where the applicable jurisdiction requires the registration of such Usufruct in the property registry, (ii) a Target Company is the grantee under each Usufruct, (iii) to the Knowledge of the Company, the interest of the applicable Target Company in each Usufruct is not subject to any Encumbrances other than Permitted Encumbrances or Encumbrances arising under an Operator Contract, (iv) each Usufruct is a valid and binding agreement and in full force and effect and has not been assigned or terminated, (v) each Usufruct provides the applicable Target Company the sole right to collect rents under the applicable Operator Contract and (vi) no Site Owner retains any contractual right under such Usufruct to modify the terms of the Original Operator Contract without the consent of the applicable Target Company.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, all the real property listed on the Asset Tape as being held as an “Easement” constitute a true and complete list of all real property for which the Target Company has been granted an easement for certain wireless communications purposes as of June 30, 2019 (each, an “Easement”). Except as would not be expected to be material to the respective Target Company, (i) each Easement has been registered in the property registry in the respective jurisdiction where the applicable jurisdiction requires the registration of such Easement in the property registry, (ii) a Target Company is the grantee under each Easement, (iii) to the Knowledge of the Company, the interest of the applicable Target Company in each Easement is not subject to any Encumbrances other than Permitted Encumbrances or Encumbrances arising under an Operator Contract, (iv) each Easement is a valid and binding agreement and in full force and effect and has not been assigned or terminated, (v) each Easement provides the applicable Target Company the sole right to collect rents under the applicable Operator Contract and (vi) no Site Owner retains any contractual right under such Easement to modify the terms of the Original Operator Contract without the consent of the applicable Target Company;

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect all the real property listed on the Asset Tape as being held as an “Surface Right” constitute a true and complete list of all real property for which the Target Company has been granted a “surface right” to use property for certain wireless communications purposes as of June 30, 2019 (each, a “Surface Right”). Except as would not be expected to be material to the respective Target Company, (i) each Surface Right has been registered in the property registry in the respective jurisdiction where the applicable jurisdiction requires the registration of such Surface Right in the property registry, (ii) a Target Company is the grantee under each Surface Right, (iii) to the Knowledge of the Company, the interest of the applicable Target Company in each Surface Right is not subject to any Encumbrances other than Permitted Encumbrances or Encumbrances arising under an Operator Contract, (iv) each Surface Right is a valid and binding agreement in full force and effect and has not been assigned or terminated, (v) each Surface Right provides the applicable Target Company the sole right to collect rents under the applicable Operator Contract and (vi) no Site Owner retains any contractual right under such Surface Right to modify the terms of the Original Operator Contract without the consent of the applicable Target Company.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect and other than as specifically set forth in the applicable Property Contract or Operator Contract, (i) none of the Leases, Usufructs, Easements or Surface Rights (collectively, the “Limited Real Property Interests”) requires payment of any additional money to the counterparty thereto for the use of the parcel underlying such instrument, and (ii) no Target Company is obligated to pay to any of the grantors or lessors of the Limited Real Property Interests for any period subsequent to the Closing Date any amounts for revenue sharing for current or future Operators located on any parcel underlying the Limited Real Property Interests.

(h) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held pursuant to an “Assignment of Rents” (each such agreement, an “Assignment of Rents”) constitute a true and complete list of all real property for which a Target Company has been assigned a right to receive the rents due from the applicable Operator pursuant to the Original Operator Contract governing such real property as of June 30, 2019 (each such property, a “Rental Property” and collectively with the Owned Real Properties, the Leased Real Properties and the Easement Properties, the “Property Assets”), (ii) each Assignment of Rents is in full force and effect and has not been assigned or terminated, (iii) no Target Company has received written notice, or to the Knowledge of the Company, oral notice from the Operator that such Operator does not recognize the Assignment of Rents, and (iv) each Assignment of Rents provides the applicable Target Company the sole right to collect rents under the Assignment of Rents.

(i) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no past due amounts under any Operator Contract which are more than thirty (30) calendar days past due as of September 30, 2019 and (ii) to the Knowledge of the Company, each Operator Contract referenced on the Asset Tape as “Eligible” is a valid and binding agreement and is in full force and effect.

(j) Except as would not reasonably be expected to have a Company Material Adverse Effect, no Target Company has, within the last six (6) months:

(i) received any written notice of any material default that remains uncured, or event, which, with notice or lapse of time, or both, could constitute a material default by a Target Company under any Property Contract or Operator Contract, and, to the Knowledge of the Company, there is no event which, with the giving of notice or the passage of time or both, would constitute a material default of a Target Company, which default remains uncured;

(ii) given any written notice of any material default that remains uncured, or event, which, with notice or lapse of time, or both, could constitute a material default by a counterparty under any Property Contract or Operator Contract, and, to the Knowledge of the Company, there is no event which, with the giving of notice or the passage of time or both, would constitute a material default of such counterparty, which default remains uncured;

(iii) received written notice from any counterparty of an Operator Contract or Property Contract asserting any claims, offsets or defenses of any nature whatsoever to the performance of its obligations under its Operator Contract or Property Contract, which notice remains outstanding;

(iv) received written notice from any counterparty of an Operator Contract or Property Contract that is designated as “Eligible” on the Asset Tape that such counterparty intends to terminate, not renew or repudiate its Operator Contract or Property Contract prior to the end of the respective current term of such Property Contract; or

(v) collaterally assigned or granted any Encumbrance in any Property Contract (or interest therein) other than Permitted Encumbrances and those granted pursuant to the Closing Company Debt.

(k) Schedule 6.12(k) of the Company Disclosure Letter sets forth a list of all Operators who were, to the Knowledge of the Company, in bankruptcy or receivership proceedings as of September 30, 2019.

(l) To the Knowledge of the Company, and except as would not reasonably be expected to have a Company Material Adverse Effect, there are no present or pending legal or administrative proceedings relative to condemnation, or other taking by any Governmental Authority, of any portion of the Owned Real Properties or the Limited Real Property Interests.

(m) Except as would not reasonably be expected to have a Company Material Adverse Effect, the consummation of the Proposed Transaction will not require the consent of, or notice to, any counterparty to a Property Contract.

(n) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) Schedule 6.12(n) of the Company Disclosure Letter sets forth a list of all contracts entered into by a Target Company between July 1, 2019 and November 15, 2019 that would constitute Property Contracts if they had been entered into prior to July 1, 2019 (each, an “After Acquired Property Contract”), (ii) each After Acquired Property Contract has been or will be registered in the property registry in the respective jurisdiction where, and to the extent, the applicable jurisdiction requires the registration of such After Acquired Property Contract in the property registry, (iii) a Target Company is party to such After Acquired Property Contract, and (iv) each After Acquired Property Contract is a valid and binding agreement and in full force and effect and has not been assigned or terminated.

Section 6.13 Employment Matters.

(a) The Company has previously provided or made available to Landscape a list, as of the date of this Agreement, of each employee of the Target Companies.

(b) Schedule 6.13(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all Persons who have accepted an offer of employment made by the Target Company and whose annual base salary will exceed $150,000 (or equivalent in local currency) but whose employment has not yet started and of any outstanding offer made to any such Person by the Target Company, including title, base salary, target bonus and location.

Section 6.14 Labor Matters.

(a) To the Knowledge of the Company, no Target Company is involved in any material labor or trade disputes with any trade union, association of trade unions, works council, or body representing the employees of any Target Company or any material number or category of its employees, and to the Knowledge of the Company, no such dispute is pending or threatened against a Target Company. Schedule 6.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, all collective bargaining agreements or recognition agreements with any labor union, works council or any other similar organization or employee representative forum to which a Target Company is a party (each, a “Collective Bargaining Agreement”), other than collective labor agreements which are applicable industry-wide.

(b) As of the date of this Agreement, no Significant Employee has given, or has been given, notice of termination of his employment. There is no term of employment for any Significant Employee which provides that a change of control of the Company shall entitle the employee to treat the change of control as amounting to a breach of the contract or entitling such Significant Employee to any payment or benefit whatsoever or entitling such Significant Employee to treat himself or herself as dismissed or released from any obligation under his or her employment agreement.

(c) No Target Company has made any loan or advance, in each case in an amount in excess of $10,000, to any employee or past or prospective employee of the relevant Target Company, which is outstanding as of the date of this Agreement.

(d) Except as would not have a Company Material Adverse Effect, the Target Companies (i) are, and have been since January 1, 2016, in compliance with applicable labor and employment Laws and regulations governing deductions and payment of employment taxes, social security, worker’s compensation, overtime, unemployment and disability insurance payments due and owed by the Target Companies and (ii) have properly classified their employees as exempt and non-exempt, have properly classified their independent contractors, and have regularly and timely remitted and reported all fees, wages, salaries and benefits owed to all of their employees and contractors, as required by applicable Laws, regulations and employment agreements.

(e) Each employee of the Target Companies employed in the United States is (i) a United States citizen, (ii) a United States national, (iii) a lawful permanent resident of the United States or (iv) an alien authorized to work in the United States specifically for the Target Companies. The Target Companies have completed a Form I-9 (Employment Eligibility Verification) for each employee hired in the United States since November 6, 1986, and each such Form I-9 has since been updated as required by applicable law and, to the Knowledge of the Company, is correct and complete. For each employee of the Target Companies employed in the United States, an authorized official of the Target Company has reviewed the original documentation relating to the identity and employment authorization of such employee in compliance with applicable law and such documentation appeared, to such official, to be genuine on its face and to relate to the employee presenting such documentation.

(f) To the Knowledge of the Company, (i) no employee of the Target Companies is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, non-competition agreement, non-solicitation agreement, proprietary information agreement or any other agreement relating to confidential or proprietary information, intellectual property, competition or related matters as a result of employment with the Target Companies; and (ii) the continued employment by the Target Companies of their respective employees, and the performance of the contracts with the Target Companies by their respective independent contractors, will not result in any such violation. The Target Companies have not received any notice alleging that any such violation has occurred within the past four (4) years.

Section 6.15 Benefits Plans.

(a) Schedule 6.15 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plans” within the meaning of Section 3(3) of ERISA, and all equity compensation (including, without limitation, profits interest awards), phantom equity, options, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation, health and welfare, fringe benefit and other employee benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former member, director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or may have any actual or contingent liability or obligation, in each case, excluding plans, programs or arrangements sponsored by any Governmental Authority.

(b) With respect to each material Company Benefit Plan, the Company has made available to Landscape true and complete copies of the following, to the extent applicable: (i) the most recent plan document and all amendments thereto (or written descriptions of the material terms thereof), (ii) the most recent summary plan description and summary material modifications thereto, (iii) the three (3) most recent annual reports on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, (v) the nondiscrimination testing results for the last three (3) plan years for which such results are available, (vi) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter or advisory opinion received from the IRS, (vii) the annual reporting under the ACA on Forms 1094C/1095 for the last three (3) plan years for which such reporting is available and (viii) material correspondence from a governmental or regulatory agency with respect to a Company Benefit Plan within the last three (3) years.

(c) No Company Benefit Plan is or was within the past six (6) years, nor does the Company nor any of its ERISA Affiliates has or is reasonably expected to have any liability or obligation under, (i) any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA, (ii) a multi-employer plan as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code, or (iv) a voluntary employees’ beneficiary association described under Section 501(c)(9) of the Code or any other welfare benefit fund described under Section 419 or 419A of the Code.

(d) Each Company Benefit Plan has been operated and administered in compliance in all material terms with its terms and with ERISA, the Code and any other applicable Law. All premiums, material contributions, or other material payments required to have been made by Law or under the terms of any Company Benefit Plan or any contract or agreement relating thereto as of the Closing Date have been timely made.

(e) With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification or the Company may rely on an IRS advisory opinion letter with respect to such plan, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) no event has occurred since the date of such qualification or exemption that could reasonably be expected to adversely affect such qualification or exemption.

(f) No Company Benefit Plan provides, and neither the Company or any of its Subsidiaries has any obligation to provide, health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar applicable Law.

(g) With respect to each Company Benefit Plan (i) no “prohibited transaction” has occurred within the meaning of the applicable provisions of ERISA or the Code since January 1, 2017; and (ii) there have been no acts or omissions by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any ERISA Affiliate that have given or could give rise to any fines, penalties, taxes or related charges under Sections 502(c), 502(i), 502(l), 502(m) or 4071 of ERISA or Section 511 or Chapter 43 of the Code, or under any other applicable Law, for which the Company or any ERISA Affiliate may have any material liability.

(h) The Company and its ERISA Affiliates have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Company Benefit Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(i) The Company and each Company Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) (i) is currently in compliance, in all material respects, with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with ACA and HCERA, the “Health Care Reform Laws”) and (ii) has been in compliance, in all material respects, with all Health Care Reform Laws since January 1, 2017, in the case of each of clauses (i) and (ii), to the extent the Health Care Reform Laws are applicable thereto. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to penalties or excise taxes under the Code Section 4980D or 4980H or any other provision of the Health Care Reform Laws.

(j) Each Company Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies, in all material respects, in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Benefit Plan), and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in such Company Benefit Plan.

(k) The execution and delivery of this Agreement and the consummation of the Proposed Transactions will not (either alone or in combination with another event) (i) result in any material payment or benefit from the Company or any of its Subsidiaries becoming due, or materially increase the amount of any payment or benefit due, to any current or former employee of the Company or any of its Subsidiaries, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former member, director, employee or independent contractor of the Company or any of its Subsidiaries.

(l) There are no pending, or, to the Knowledge of the Company, threatened, legal proceedings, audits, inquiries, reviews, proceedings, claims, or demands by any governmental or regulatory agency against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries.

(m) The Proposed Transactions will not result in any amount paid or payable by the Company or any of its Subsidiaries being classified as an excess parachute payment under Section 280G of the Code.

(n) Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for any Tax incurred pursuant to Section 409A or 4999 of the Code (or any similar provision of state, local or foreign Law).

(o) No Company Benefit Plan is, and, since January 1, 2017, no Target Company has had and nor are they reasonably likely to have any liability with respect to, a plan which provides defined benefit pension benefits for any current or former employee or worker in the United Kingdom.

Section 6.16 Taxes of the Target Companies.

(a) The Company is currently, and has been at all times since formation, treated as a disregarded entity for U.S. federal income tax purposes. After the Reorganization, OpCo shall be treated as a partnership for U.S. federal income tax purposes. Schedule 6.16(a) of the Company Disclosure Letter sets forth the entity classification for U.S. federal income tax purposes for each Target Company.

(b) Each of the Target Companies has duly and timely filed or caused to be filed (taking into account any valid extensions) all income and other material Tax Returns required by Law to be filed by them and all such Tax Returns are true, correct and complete in all material respects. No Target Company is currently the beneficiary of any extension of time within which to file any Tax Return (other than an extension entered into in the Ordinary Course of Business), nor has any such extension been requested in writing.

(c) Each Target Company has timely and fully paid all material Taxes due and owed by each such Target Company (whether or not shown on any Tax Returns).

(d) There are no Encumbrances for Taxes upon the assets of any Target Company other than Permitted Encumbrances.

(e) No deficiency for a material amount of Tax has been asserted or assessed by a Tax Authority in writing against any Target Company. No Target Company has (x) entered into any agreement waiving the statute of limitations on, or extending the period for assessment or collection of, any Tax, which agreement remains in effect, or (y) received a written request to enter into any such agreement from a Tax Authority, which request is still pending.

(f) No written claim has ever been made by a Tax Authority in a jurisdiction where a Target Company does not file Tax Returns or pay Taxes that it is or may be required to file Tax Returns or pay Taxes in that jurisdiction.

(g) No Target Company is the subject of or bound by any private letter ruling, technical advice memorandum, clearance or similar ruling from or with any Tax Authority with respect to any Taxes, nor has any Target Company requested such a ruling in writing (which request remains outstanding).

(h) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any closing agreement described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (ii) any installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount or deferred revenue received on or prior to the Closing Date; (iv) the cash method of accounting or long term contract method of accounting utilized prior to the Closing Date; (v) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law) made with respect to any taxable period beginning before the Closing Date; (vi) any change in method of accounting or use of an improper method of accounting, in each case, for a taxable period ending on or prior to the Closing Date or (vii) any income arising or accruing prior to the Closing and includable after the Closing under Subchapter K, Sections 951, 951A or 956 of the Code. None of the Target Companies was or shall be required to include any amount in income or pay any Taxes pursuant to Section 965 of the Code.

(i) The unpaid Taxes of the Target Companies (i) did not, as of the Locked Box Date, materially exceed the accrual for Tax liability set forth on the face of the AP WIP Most Recent Financial Statements as of such date and (ii) will not, as of the Closing Date, materially exceed such accrual as adjusted for ordinary course operations through the end of the Closing Date in accordance with the past custom and practice of the Target Companies in filing their Tax Returns.

(j) No Target Company has (i) ever been a member of an affiliated, consolidated, combined, unitary or similar group for Tax purposes (in each case, other than a group consisting only of Target Companies), (ii) ever been a party to any Tax sharing, Tax indemnification or Tax allocation agreement (including any agreement to surrender or transfer any Tax Losses or other Tax reliefs), in each case other than (x) agreements exclusively between or among the Target Companies or (y) agreements that do not primarily relate to Taxes (other than agreements with individuals for personal services), or (iii) any Liability for the Taxes of any other Persons as a transferee or successor or otherwise by operation of Law.

(k) No Target Company has ever been a “controlled foreign corporation” as defined in Section 957(a) of the Code or a “passive foreign investment company” as defined in Section 1297(a) of the Code nor does any Target Company own stock in any such “controlled foreign corporation” or a “passive foreign investment company”.

(l) None of the Target Companies is a party to, has participated in, or is currently participating in, a “reportable transaction” as defined in Section 6707A(c)(2) of the Code and U.S. Treasury Regulations Section 1.6011-4(b)(2). None of the Target Companies has been a party to or promoted any act, transaction or arrangement which has been reported, or has been required to be reported, under Part 7 of the UK Finance Act 2004, section 132A of the UK Social Security Administration Act 1992, Schedule 11A of the UK Value Added Tax Act 1994, section 66 of and Schedule 17 to the UK Finance (No.2) Act 2017 or any regulations enacted or promulgated pursuant to any of the foregoing.

(m) The Company has provided or otherwise made available to Landscape correct and complete copies of all U.S. federal income Tax, UK corporation Tax and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Target Companies for all periods beginning on or after January 1, 2016.

(n) There are no ongoing audits, claims, assessments, investigations, inquiries, examinations, non-routing visits or other administrative proceedings with respect to a material amount of Taxes of any Target Company. Copies of any correspondence with respect to on-going audits have been provided to Landscape.

(o) All material Taxes required to be withheld by any Target Company from any payment to an employee, customer, equity holder, partner, contractor or any other Person have been properly withheld and timely remitted to the appropriate Tax Authority.

(p) None of (i) the goodwill, (ii) the going concern value or (iii) the other intangible assets of the Target Companies that would not be depreciable or amortizable but for Section 197 of the Code were held or used on or before August 10, 1993 by the Company Partners or any Person who would be related to Landscape, within the meaning of Section 197(f)(9)(c) of the Code, on and after the Closing.

(q) No Target Company has a permanent establishment or other fixed place of business in any jurisdiction other than the jurisdiction in which it is resident for income Tax purposes.

(r) Within the last five (5) years, no Target Company distributed stock or equity of another Person, or had its stock or equity distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(s) Each Target Company is registered for VAT purposes if and to the extent (and only if and to the extent) required to be so registered by applicable Laws. No Target Company has performed any activities or supplied any goods or services for any VAT purpose which are exempt from VAT or been denied credit for any input VAT. Each Target Company has issued all valid invoices and other documents required by applicable Law to have been issued by it for any VAT purpose.

(t) For United Kingdom Tax purposes, neither the execution of this Agreement nor the occurrence of the Closing will result in any Target Company being deemed for Tax purposes to dispose of any asset or otherwise give rise to any Tax Liability of any Target Company.

(u) For United Kingdom Tax purposes, any document which (i) is in the possession of any Target Company or by virtue of which any Target Company has any right and (ii) is necessary to enable any Target Company to establish its ownership of or interest in any asset or to enforce its rights under such document has been duly stamped with any applicable stamp duty, transfer, registration, documentary or similar Taxes.

(v) There are no circumstances as a result of which any Target Company is likely after Closing to be liable to pay a material amount of UK stamp duty land tax or submit a UK stamp duty land transaction return with respect of a material amount of UK stamp duty in respect of any transaction entered into prior to the Closing, in each case other than transactions entered into in the ordinary course of business.

(w) No Target Company has made any claim for capital allowances under the CAA 2001 in respect of any asset which is leased or hired to or by such Target Company. No election affecting any Target Company has been made, or agreed to be made, under sections 177 or 183 of the CAA 2001 in respect of any asset which is leased or hired to or by any Target Company. No Target Company is a lessee under a lease to which Chapter 17 of Part 2 of the CAA 2001 applies. No Target Company has made, or been deemed to have made, any election under section 83 of the CAA 2001. No Target Company has incurred any long-life asset expenditure within the meaning of section 90 of the CAA 2001.

(x) Each of the Company GP and AP LP’s Interests in the Company do not derive at least seventy-five percent (75%) of their value from UK land for the purposes of section 1A(3)(c) of the UK’s Taxation of Chargeable Gains Act 1992.

(y) For purposes of the Australian capital gains tax, Interests in the Company do not constitute an indirect Australian real property interest.

(z) At closing and at all times within the previous twelve (12) months, (i) less than twenty percent (20%) of the fair market value of the Interests in the Company are comprised of Chilean assets; and (ii) the fair market value of the Chilean assets is USD $150,000,000 or less.

(aa) APWPT Gestao, S.A., a Portuguese entity, and APWPT II Investimentos, S.A., a Portuguese entity, do not own any equity interests in any other Target Companies.

Section 6.17 Environmental Matters.

(a) (i) The Target Companies have obtained each Permit required by Environmental Laws for their respective businesses as currently conducted and since January 1, 2016, (ii) the Target Companies have complied in all material respects with the terms and conditions on which any Authorization required by Environmental Laws, and (iii) the Target Companies have complied with or otherwise resolved in all material respects any notification or claim made since January 1, 2016 by any relevant Governmental Authority in respect of any breach of Environmental Laws.

(b) Except as would not be material to the Target Companies taken as a whole, the Target Companies are, and since January 1, 2016 have been, in compliance with applicable Environmental Laws.

(c) Except as would not be material to the Target Companies taken as a whole, there are no suits, actions, claims, proceedings, investigations or arbitrations pending or, to the Knowledge of the Company, threatened against or affecting the Target Companies related to Environmental Laws.

(d) None of the Target Companies has received since January 1, 2016, any written communication alleging that any of the Target Companies is not in compliance with or is liable or potentially liable under applicable Environmental Laws or any Permit required under Environmental Laws that has not been fully resolved.

(e) There are no and have not been any Hazardous Materials used, generated, treated, stored, transported, disposed of, handled or otherwise existing on, under or about any personal or real property in which the Target Companies have an interest, including, without limitation, real property owned, leased, groundleased operated or used by any of the Target Companies, nor has there been any Release of any Hazardous Materials therefrom, in violation of that would reasonably be expected to be the basis of material liabilities or obligations of any of the Target Companies under Environmental Laws.

(f) The Company has provided access or delivered to Landscape true and complete copies of all environmental Phase I and Phase II reports and other written reports of environmental investigations, studies, audits or tests conducted by or on behalf of any of the Target Companies (or by a third party of which the Company or any Target Company has knowledge) in the past five (5) years in relation to the current or prior business of any of the Target Companies or any real property in which the Target Companies had or have an interest, including, without limitation, real property presently or formerly owned, leased, groundleased, operated or used by any of the Target Companies (or any of their predecessors), in each case that are in the possession, custody or control of the Company or any of the Target Companies.

Section 6.18 Customers. Schedule 6.18 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of the top ten (10) entities from whom the Target

Companies, on a consolidated basis, have received the highest amount of revenue during the twelve (12) months ended December 31, 2018 (each a “Major Customer”). No Major Customer has notified the Target Companies in writing of any intention to terminate, terminated or failed to renew, or threatened in writing to terminate any Material Contract or has canceled or waived any material term or condition of a Material Contract with any Target Company. No material modification or change in the business relationships (including pricing and payment terms) between a Major Customer and any Target Company has occurred since January 1, 2019, or is threatened in writing by any Major Customer.

Section 6.19 Related Party Transactions. Except (a) for the Company Benefit Plans and employment relationships entered into and compensation paid in the Ordinary Course of Business, (b) promissory notes with employees made available to Landscape prior to the date hereof, (c) equity interests in the general partner of AP LP, (d) the Debt Service Fee Arrangement or (e) as listed on Schedule 6.19 of the Company Disclosure Letter, as of the date of this Agreement, none of the Company Partners, any controlled Affiliate of the Company Partners (other than any Target Company) or any officer, director or other management employees of any Target Company (each, a “Related Party”) (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of, consultant to or contractor for any Person that does business with, or has any contractual arrangement with, any Target Company (except with respect to any interest in less than 5% of the shares of any corporation whose shares are publicly traded and with respect to intercompany arrangements between any of the Target Companies) or (ii) is a party to an agreement with a Target Company.

Section 6.20 Tangible Property. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Target Companies taken as a whole, each of the Target Companies owns, leases, licenses or has the right to use all tangible assets (excluding for the avoidance of doubt any real estate) required to conduct its and their respective businesses as presently conducted. Each Target Company has good title to, or a valid leasehold interest in, valid license for or the legal right to use all material tangible property and asset of the Target Companies free and clear of any Encumbrance other than any Permitted Encumbrance. The tangible properties and assets of the Target Companies are in all material respects in good operating condition for the uses for which they are currently being put, subject to ordinary wear and tear and any maintenance or repairs performed in the Ordinary Course of Business.

Section 6.21 Permits. Each Target Company has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not reasonably be expected, individually or in the aggregate, to be material to the Target Companies taken as a whole. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Target Companies taken as a whole, (i) each Permit is in full force and effect in accordance with its terms, and the Target Companies have timely executed the relevant requirements for the renewal of such Permits, whenever needed, (ii) no written notice of revocation, cancellation or termination of any Permit has been received by the Target Companies, and (iii) the implementation of the transactions contemplated in this Agreement will not cause default of or result in the cancellation, revocation, modification or termination of any of the Permits.

Section 6.22 Illegal Payments; Sanctions.

(a) No Target Company or, to the Knowledge of the Company, any of their respective officers, directors, agents or employees (acting in their capacity as such) has, directly or indirectly taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Law applicable to the Target Companies in any jurisdiction other than the United States (collectively, the “FCPA”) or, in violation of the FCPA since January 1, 2016, directly or indirectly, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly or (iii) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, whether directly or indirectly.

(b) The operations of each Target Company are, and since January 1, 2016 have been, conducted in compliance with all anti-money laundering laws, rules, regulations and guidelines (collectively “Money Laundering Laws”) and no investigation, action, suit or proceeding before any Governmental Authority involving any Target Company with respect to Money Laundering Laws is pending, or to the Knowledge of the Company, is threatened.

(c) Sanctions. The Target Companies are, and since January 1, 2016, have been in compliance in all material respects with, and has not been penalized for, or under investigation by a Governmental Authority with respect to, and, to the Knowledge of the Company, has not been threatened to be charged with or given notice of any violation of, any relevant applicable Laws related to export control or laws related to sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union or any other relevant sanctions authority (collectively, “Sanctions”). Since January 1, 2016, the Target Companies and, to the Knowledge of the Company, their respective officers, directors, agents or employees (acting in their capacity as such) have conducted their businesses in compliance with Sanctions laws.

Section 6.23 Next Twelve Months Revenue. As of the Locked Box Date, the Next Twelve Months Revenue was at least $57,300,000.

Section 6.24 Service Companies’ Expenses and Costs. Schedule 6.24(a) of the Company Disclosure Letter sets forth the fees, costs and expenses paid by the Target Companies to AP Service Company during calendar years 2016, 2017 and 2018. Schedule 6.24(b) of the Company Disclosure Letter sets forth the fees, costs and expenses paid by the Target Companies to AP Service Company from January 1, 2019 to September 30, 2019.

Section 6.25 Data Protection

(a) To the Knowledge of the Company, none of the Target Companies are in violation of any Data Protection Laws including Regulation (EU) 2016/679 (GDPR) in any material respect; The Data Protection Act 2018; or Directive 2002/58/EC on Privacy and Electronic Communication (as amended) (and any law used to implement this Directive).

(b) None of the Target Companies have received any notice (including any enforcement notice, de-registration notice or transfer prohibition notice), letter, or complaint, from a data protection authority, or any data subject, alleging material non-compliance with the Data Protection Laws.

Section 6.26 Credit Agreements. The Company has made available to Landscape true, correct and complete copies of the Credit Agreements. The Credit Agreements are in full force and effect and no material default exists under any of the Credit Agreements by the Target Companies nor is there any event or circumstance which would give rise to such a material default thereunder by the Target Companies. To the Knowledge of the Company, there are no actual or threatened terminations to the Credit Agreements.

Section 6.27 Brokers and Finders. No Target Company has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finders’ fees in connection with the Proposed Transaction.

Article VII

REPRESENTATIONS AND WARRANTIES OF LANDSCAPE

Except as set forth (a) on the corresponding section of the Landscape Disclosure Letter (or in one or more of the other sections of the Landscape Disclosure Letter to the extent the relevance of such disclosure to such other section is reasonably apparent) or (b) the IPO Prospectus (other than any forward looking disclosure, risk factors, cautionary statements or similar disclosures therein), Landscape represents and warrants to the Company as of the date hereof and as of the Closing Date, as follows:

Section 7.1 Authority; Enforceability.

(a) Landscape is a corporation, duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. Landscape was incorporated on November 1, 2017.

(b) Landscape has the requisite organizational power and authority to execute and deliver this Agreement and the Transaction Documents to which Landscape is a party, to perform its obligations hereunder and thereunder and to consummate the Proposed Transaction. The execution, delivery and performance by Landscape of this Agreement and the Transaction Documents to which Landscape is a party and the consummation of the Proposed Transaction has been duly and validly authorized by all necessary corporate action on the part of Landscape, including all approvals from shareholders, and such authorization has not been subsequently modified or rescinded.

(c) This Agreement has been, and, upon their execution and delivery, the Transaction Documents shall have been, duly executed and delivered by Landscape and constitutes, and upon their execution, the Transaction Documents shall constitute, assuming due authorization, execution and delivery of this Agreement and the applicable Transaction Documents by the Company and/or the other parties thereto, a legal, valid and binding legal obligation of Landscape, enforceable against Landscape in accordance with the terms hereof and thereof, in each case, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ right and remedies generally and subject, as to enforceability, to general principles of equity.

Section 7.2 Non-contravention; Consents.

(a) The execution and delivery of this Agreement and the Transaction Documents by Landscape does not, and the performance of this Agreement and the Transaction Documents by Landscape and the consummation of the Proposed Transaction will not, require any consent, approval or Authorization of, or filing with, or notification to, any Governmental Authority, except (i) under any applicable antitrust, competition, investment or similar Laws, (ii) for such other consents, approvals, Authorizations, filings or notifications, the failure of which to make or obtain would not, individually or in the aggregate, materially impair or delay either Landscape from consummating the Proposed Transaction and (iii) as may be required by the FCA Handbook or in connection with Admission.

(b) The execution and delivery of this Agreement and the Transaction Documents by Landscape does not, and consummation of the Proposed Transaction will not, (i) conflict with or violate any provision of the Governing Documents of Landscape, (ii) assuming all filings and notifications under any applicable antitrust, competition, investment or similar Laws have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Authorizations held by Landscape or any applicable Laws or Governmental Orders applicable to Landscape or (iii) result in a breach of, constitute a default under (or create an event which, with or without notice or lapse of time or both, would constitute a default under), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel any agreement or contract to which Landscape is a party, except, in the case of (ii) or (iii), as would not, individually or in the aggregate, materially impair or delay Landscape from consummating the Proposed Transaction.

Section 7.3 Litigation. As of the date of this Agreement, there is no litigation, arbitration or administrative proceeding pending, or, to the Knowledge of Landscape, threatened in writing, against Landscape that seeks to, and Landscape is not subject to any judgments, decrees, injunctions or orders of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to, enjoin, rescind or materially delay the ability of Landscape to effect the Closing or otherwise prevent Landscape from performing in all material respects its obligations hereunder.

Section 7.4 Capitalization.

(a) The maximum number of shares Landscape is authorized to issue consists of an unlimited number of Landscape Ordinary Shares and an unlimited number of Landscape Series A Founder Preferred Shares. As of the date of this Agreement, the issued and outstanding shares of Landscape consist of 48,425,000 Landscape Ordinary Shares and 1,600,000 Landscape Series A Founder Preferred Shares. As of the date hereof, there are (i) 50,025,000 Landscape Warrants issued and outstanding exercisable for up to 16,675,000 Landscape Ordinary Shares, and (ii) options to purchase 125,000 Landscape Ordinary Shares. As of the date of this Agreement, there are no other authorized or outstanding equity interests of Landscape, and there are no other authorized and outstanding equity interests of Landscape convertible into or exchangeable for any other equity interests of Landscape. There are no shareholder agreements, voting trusts or proxies or other agreements or understandings in effect with respect to the voting of the Landscape Ordinary Shares, in each case, to which Landscape or any of its Subsidiaries is a party.

(b) (i) The Landscape Class B Shares to be issued pursuant to the Merger in accordance with Section 3.6(a), (ii) the Landscape Class B Shares and Landscape Series B Founder Preferred Shares to be issued pursuant to the grant of the Series A LTIP Units and Series B LTIP Units, respectively, pursuant to Article 11 of the A&R OpCo LLC Agreement and (iii) the Landscape Ordinary Shares and Landscape Class B Shares to be issued from time to time pursuant to Article 11 of the A&R OpCo LLC Agreement, in each case will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute or the Amended and Restated Landscape Memorandum and Articles of Association.

(c) There are no bonds, debentures, notes or other Indebtedness of Landscape having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Landscape Shares may vote (“Landscape Voting Debt”).

(d) Except for as described on Schedule 7.4(d) of the Landscape Disclosure Letter, and except for any obligations pursuant to this Agreement or any other Transaction Documents, there are no securities (including convertible and/or exchangeable securities), options warrants, calls, rights, commitments, agreements, arrangements, contracts or undertakings of any kind to which Landscape is a party or by which it is bound (i) obligating Landscape to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause to be repurchased, redeemed or otherwise acquired, any Landscape Shares or Landscape Voting Debt, or any security convertible or exchangeable for any Landscape Voting Debt or equity securities of Landscape, (ii) obligating any such party to issue, grant, extend or enter into, as applicable, any such security, option, warrant, call, right, commitment, agreement, arrangement, contract or undertaking or (iii) that give any Person the right to receive any economic interest of a nature accruing to the holders of Landscape Shares and Landscape has not granted any share appreciation rights or any other contractual rights the value of which is derived from the financial performance of any such party or the value of any Landscape Shares.

Section 7.5 Voting; Long-Term Incentive Plan.

(a) Landscape has obtained the Landscape Shareholder Approval. No vote of the holders of Landscape Ordinary Shares is necessary to approve this Agreement, the Amended and Restated Landscape Memorandum and Articles of Association or the Landscape 2019 Equity Incentive Plan (the “LTIP Plan”) or to consummate the Proposed Transaction (including the issuance of the Landscape Class B Shares and the Landscape Series B Founder Preferred Shares, the adoption of the Amended and Restated Landscape Memorandum and Articles of Association and the execution of the Shareholder Agreement).

(b) The Board of Directors of Landscape has approved the LTIP Plan, effective as of the Closing, pursuant to which awards with respect to (i) Landscape Ordinary Shares and (ii) related Landscape Class B Shares and Landscape Series B Founder Preferred Shares that are to be granted in tandem with LTIP Units, which will be exchangeable for Landscape Ordinary Shares and Landscape Series B Founder Preferred Shares, have been authorized to be granted to select employees and service providers, including the Management Team. The Landscape Ordinary Shares, Landscape Class B Shares and Landscape Series B Founder Preferred Shares which will be issued pursuant to the LTIP Plan will be duly authorized by all necessary corporate action on the part of Landscape, validly issued, fully paid and non-assessable, free and clear of all Encumbrances, other than restrictions on transfer provided for by applicable federal and state securities laws and Encumbrances imposed by the Shareholder Agreement and issued in accordance with applicable securities laws.

Section 7.6 FCA Reports and Financial Statements; Position Since Reference Date.

(a) Landscape has submitted all forms, reports, schedules, statements and other documents required pursuant to the FCA Handbook (collectively, the “Landscape FCA Reports”) since the date the Landscape Ordinary Shares were admitted to the Official List and began trading on the London Stock Exchange’s market for listed securities, which include the audited statement of financial position of Landscape as of October 31, 2018 and the audited statement of comprehensive income, cash flows and equity of Landscape for the year then ended (the “Landscape Audited Financial Statements”) and the unaudited statement of financial position of Landscape as of April 30, 2019 and the unaudited statement of comprehensive income, cash flows and equity of Landscape for the period ended April 30, 2019 (the “Landscape Most Recent Financial Statements”, together with the Landscape Audited Financial Statements, the “Landscape Financial Statements”).

(b) The Landscape FCA Reports (i) were, and in the case of Landscape FCA Reports after the date hereof, will be, prepared in accordance with the applicable requirements of the FCA, FSMA and the FCA Handbook and applicable Law and (ii) did not at the time they were filed, and in the case of such forms, reports and documents filed by Landscape with the FCA after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Landscape FCA Reports or necessary in order to make the statements in such Landscape FCA Reports, in light of the circumstances under which they were made, not misleading. To the Knowledge of Landscape, as of the date hereof, none of the Landscape FCA Reports is the subject of ongoing review or outstanding investigation by the FCA.

(c) Landscape is in compliance, with all applicable listing and corporate governance requirements of the London Stock Exchange and the FCA, including the FCA Handbook.

(d) The Landscape Financial Statements have been prepared in accordance with the books, records and accounts of Landscape referenced therein and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as in effect for the periods covered thereby and present fairly in all material respects the financial condition and results of operations of Landscape referenced therein as of such dates and for such periods indicated therein.

(e) Since December 31, 2018 and through the date of this Agreement, except in connection with the Proposed Transaction, (i) Landscape has conducted, in all material respects, its business in the Ordinary Course of Business, (ii) Landscape has not taken any of the actions specified in Section 10.1(b)(i) through (xiv), and (iii) Landscape has not suffered any Landscape Material Adverse Effect.

Section 7.7 Special Purpose Acquisition Company. Landscape was formed to undertake an acquisition of a target company or business. Except for letters of intent, non-disclosure or other similar contracts entered into in connection with the purpose for which Landscape was formed which have no ongoing material obligations other than confidentiality obligations, Landscape has no, and since its inception has not had any material contracts except those incurred in connection with this Agreement. Landscape does not have any Liabilities, except for Liabilities (i) disclosed in, provided for, adequately reflected in, reserved against, or otherwise described in the Landscape FCA Reports made available to the Company prior to the date hereof, the Landscape Audited Financial Statements and the Landscape Most Recent Financial Statements, (ii) that have arisen in the Ordinary Course of Business of Landscape or (iii) under this Agreement, any Transaction Document or otherwise in connection with the Proposed Transaction. Landscape does not have any Subsidiaries. As of the date of this Agreement, Landscape has no assets other than as set forth in Landscape FCA Reports made available to the Company prior to the date hereof or as expressly contemplated in this Agreement. Landscape does not directly or indirectly engage in any business activities, other than in connection with the purpose for which it was formed, and does not directly or indirectly own, lease, license or have any rights with respect to any assets (tangible or intangible) or properties and no asset of Landscape is subject to any Encumbrance. Landscape does not employ any employees, or maintain, contribute or sponsor any benefit plans, programs, policies, agreements or arrangements that if sponsored, maintained or contributed to by Landscape would constitute an employee benefit plan. Landscape does not own, or hold any right to acquire, any shares of capital stock, limited liability company or membership interests or any other equity security of any other Person. Landscape is not subject to any debt for borrowed money to any Person.

Section 7.8 Representations by Landscape as to the Aggregate Consideration Units.

(a) Upon consummation of the Proposed Transaction and the issuance of the Aggregate Consideration Units in connection therewith, the Landscape Shares comprised in the Aggregate Consideration Units will be duly authorized by all necessary corporate action on the part of Landscape, validly issued, fully paid and non-assessable, free and clear of all Encumbrances, other than restrictions on transfer provided for by applicable federal and state securities laws and Encumbrances imposed by the Shareholder Agreement.

(b) Assuming the accuracy of the representations and warranties set forth in Article VI, the Landscape Class B Shares comprised in the Aggregate Consideration Units issued pursuant to the terms of this Agreement will be issued in accordance with all applicable securities Laws.

Section 7.9 Investigation. Landscape hereby acknowledges and agrees that the Target Companies do not make any representations or warranties to Landscape, express or implied, other than those representations set forth in Article VI and has not relied on any other representations, warranties or other statements by the Target Companies, their Representatives or any other person in connection with the Proposed Transaction and the Transaction Documents.

Section 7.10 Disclaimer Regarding Projections. In connection with Landscape’s investigation of the Target Companies, Landscape has received from the Target Companies, their Affiliates and their respective Representatives and agents certain projections and other forecasts, including, projected financial statements, cash flow items, certain business plan information and other data related to the Target Companies. Landscape acknowledges that (a) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (b) Landscape is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it and (c) Landscape shall have no claim against anyone with respect to any of the foregoing.

Section 7.11 Affiliate Transactions. Since the date of formation of Landscape, none of Landscape, any Affiliate of Landscape or any officer, director or other management employees of Landscape (a) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of, consultant to or contractor for any Person that does business with, or has any contractual arrangement with, Landscape (except with respect to any interest in less than 5% of the shares of any corporation whose shares are publicly traded and with respect to intercompany arrangements between any of Landscape) or (b) is a party to an agreement with Landscape.

Section 7.12 Brokers and Finders. Landscape has not employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finders’ fees in connection with the Proposed Transaction for which Landscape is or could become liable.

Article VIII

REPRESENTATIONS AND WARRANTIES RELATING TO OPCO

Except as set forth in the Company Disclosure Letter, each of OpCo, AP LP and the Company, jointly and severally, represents and warrants as of the date hereof and as of immediately prior to the Effective Time, as follows:

Section 8.1 Authority; Enforceability of OpCo.

(a) OpCo is a limited liability company, duly formed and validly existing under the Laws of its jurisdiction of organization and has all necessary power and authority to conduct its business in the manner in which it is currently being conducted.

(b) OpCo is duly qualified or otherwise authorized to do business in each of the jurisdictions in which it is required to be so qualified or otherwise authorized. OpCo is not the subject of any administration, administrative receivership, insolvency, dissolution, liquidation, receivership, reorganization or similar proceeding and no steps have been taken for OpCo to become the subject of any such proceeding.

(c) OpCo (i) was formed solely for the purpose of engaging in the Proposed Transaction and, except as consented to in writing by Landscape, does not directly or indirectly engage in any business activities and does not directly or indirectly own, lease, license or have any rights with respect to any assets (tangible or intangible) or properties and no asset of OpCo (including the equity interests of OpCo held by AP LP) is subject to any Encumbrance, (ii) does not employ any employees, or maintain, contribute or sponsor any benefit plans, programs, policies, agreements or arrangements that if sponsored, maintained or contributed to by AP LP would constitute an employee benefit plan. Except for Liabilities incurred in connection with its organization and capitalization or as consented to in writing by Landscape, OpCo has not incurred, directly or indirectly, any Liabilities or engaged in any business activities of any type or kind whatsoever, other than activities ancillary to or contemplated by this Agreement.

(d) OpCo has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the Proposed Transaction. The execution, delivery and performance of this Agreement and the consummation of the Proposed Transaction have been duly and validly authorized and approved by AP LP as the sole member of OpCo and no other proceeding on the part of OpCo is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by OpCo and this Agreement constitutes a legal, valid and binding obligation of OpCo, enforceable against the other parties of this Agreement, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(e) OpCo is, and has at all times been, in compliance with all applicable Laws.

Section 8.2 Capitalization of OpCo.

(a) All outstanding limited liability company interests of OpCo (i) have been duly authorized and are validly issued, (ii) are fully paid and non-assessable, (iii) were issued in compliance with applicable Law, (iv) were not issued in breach or violation of any contract or preemptive rights, rights of first refusal or other similar rights and (v) are free and clear of all Encumbrances except for applicable transfer restrictions pursuant to applicable Laws, (vi) have not been certificated, and (vii) as of the date of this Agreement and as of immediately prior to the Reorganization, are owned beneficially and of record solely by AP LP

(b) The Carry Unit, all OpCo Class A Common Units, OpCo Class B Common Units, Series A LTIP Units, Series B LTIP Units, OpCo Series A Rollover Profit Units and OpCo Series B Rollover Profit Units will, when issued (i) be duly authorized and validly issued, (ii) be fully paid and non-assessable, (iii) be issued in compliance with applicable Law, (iv) not be issued in breach or violation of any contract or preemptive rights, rights of first refusal or other similar rights and (v) be free and clear of all Encumbrances except for applicable transfer restrictions pursuant to applicable Laws, and (vi) uncertificated.

(c) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any limited liability company interests in OpCo or obligating OpCo to issue or sell any limited liability company interests or other interest of OpCo. Other than the Governing Documents of OpCo, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the limited liability company interests or other interests of OpCo. There are no phantom equity, appreciation rights or similar rights with respect to OpCo.

(d) As of the date of this Agreement and as of immediately prior to the Reorganization (except as otherwise approved by Landscape in writing), OpCo does not own, or hold any right to acquire, any shares of capital stock, limited liability company or membership interests or any other equity security of any other Person.

(e) OpCo has not issued any debt security to any Person and is not otherwise subject to any debt for borrowed money to any Person.

Article IX

REPRESENTATIONS AND WARRANTIES RELATING TO MERGER SUB

Except as set forth in the Landscape Disclosure Letter, each of Merger Sub and Landscape, jointly and severally, represents and warrants as of the date hereof and as of immediately prior to the Effective Time, as follows:

Section 9.1 Authority; Enforceability of Merger Sub.

(a) Merger Sub is a limited liability company, duly formed and validly existing under the Laws of its jurisdiction of organization and has all necessary power and authority to conduct its business in the manner in which it is currently being conducted. Merger Sub is duly qualified or otherwise authorized to do business in each of the jurisdictions in which it is required to be so qualified or otherwise authorized. Merger Sub is not the subject of any administration, administrative receivership, insolvency, dissolution, liquidation, receivership, reorganization or similar proceeding and no steps have been taken for Merger Sub to become the subject of any such proceeding.

(b) Merger Sub was formed solely for the purpose of engaging in the Proposed Transaction and does not directly or indirectly engage in any business activities and does not directly or indirectly own, lease, license or have any rights with respect to any assets (tangible or intangible) or properties and no asset of Merger Sub (including the equity interests of Merger Sub held by Landscape) is subject to any Encumbrance. Merger Sub does not employ any employees, or maintain, contribute or sponsor any benefit plans, programs, policies, agreements or arrangements that if sponsored, maintained or contributed to by Landscape would constitute an employee benefit plan. Except for Liabilities incurred in connection with its organization and capitalization, Merger Sub has not incurred, directly or indirectly, any Liabilities or engaged in any business activities of any type or kind whatsoever, other than activities ancillary to or contemplated by this Agreement.

(c) Merger Sub has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the Proposed Transaction. The execution, delivery and performance of this Agreement and the consummation of the Proposed Transaction have been duly and validly authorized and approved by Landscape as the sole member of Merger Sub and no other proceeding on the part of Merger Sub is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Merger Sub and, assuming due authorization and execution by the Company, this Agreement constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) Merger Sub is, and has at all times been, in compliance with all applicable Laws.

Section 9.2 Capitalization of Merger Sub.

(a) All outstanding limited liability company interests of Merger Sub (i) have been duly authorized and are validly issued, (ii) are fully paid and non-assessable, (iii) were issued in compliance with applicable Law, (iv) were not issued in breach or violation of any contract or preemptive rights, rights of first refusal or other similar rights and (v) are free and clear of all Encumbrances except for applicable transfer restrictions pursuant to applicable Laws, (vi) have not been certificated, and (vii) are owned beneficially and of record solely by Landscape.

(b) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any limited liability company interests in the Merger Sub or obligating Merger Sub to issue or sell any limited liability company interests or other interest of Merger Sub. Other than the Governing Documents of Merger Sub, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the limited liability company interests or other interests of Merger Sub. There are no phantom equity, appreciation rights or similar rights with respect to Merger Sub.

(c) Merger Sub does not own, or hold any right to acquire, any shares of capital stock, limited liability company or membership interests or any other equity security of any other Person.

(d) Merger Sub has not issued any debt security to any Person and is not otherwise subject to any debt for borrowed money to any Person.

Article X

COVENANTS

Section 10.1 Conduct of the Businesses.

(a) Conduct of the Target Companies’ Businesses. From the date of this Agreement until the Closing Date, except as (i) otherwise contemplated by this Agreement or the other Transaction Documents, including the Reorganization, (ii) as required by applicable Law, (iii) consented to in writing by Landscape (such consent not to be unreasonably withheld, conditioned or delayed), or (iv) set forth on Schedule 10.1 of the Company Disclosure Letter, the Company shall, and the Company shall cause the other Target Companies to, operate its and their respective businesses in the ordinary course of business, consistent with past practices and procedures (“Ordinary Course of Business”) and not do any of the following:

(i) sell, transfer, lease, sublease or otherwise dispose of any material properties or assets (including intangible assets and equity interests) except in the Ordinary Course of Business;

(ii) except in the Ordinary Course of Business, (A) commence any claim or (B) compromise, settle or grant any release of any claim relating to any material pending litigation or arbitration against any of the Target Companies other than settlements where the Target Companies do not pay any amount in excess of $500,000 in the aggregate or $250,000 individually; provided that such settlements do not involve a material injunctive or equitable relief upon the operations of any Target Company;

(iii) (A) amend or otherwise modify (including by entering into a new Material Contract with such party or otherwise) any of its Material Contracts other than in the Ordinary Course of Business or as would not be materially less favorable than the existing Material Contract, (B) terminate (other than allowing expiration according to its scheduled term, including by failing to renew) any Material Contract, (C) other than in the Ordinary Course of Business, enter into any agreement that, if existing on the date of this Agreement, would be a Material Contract or (D) enter into any agreement with a Related Party;

(iv) amend any of the Governing Documents of any Target Company in a manner adverse to Landscape in any material respect;

(v) grant to any employee, director and/or consultant any material increase in compensation or benefits, except (A) for normal salary increases following performance reviews (and corresponding changes in target bonus amounts) and payment of any performance-based incentives upon the achievement of performance goals with respect to plans in effect immediately prior to the date of this Agreement and annual bonus plans established in the Ordinary Course of Business for any fiscal year of the Company commencing after the date of this Agreement and prior to the Closing, (B) as may be required under existing Company Benefit Plans, (C) as may be required by applicable Law or contemplated by this Agreement, (D) as may be required by any employment agreement or other Material Contract in effect as of the date of this Agreement or (E) as may be required by any Collective Bargaining Agreement;

(vi) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock or any other equity of any Target Company, or declare or pay any dividend or make any other distribution in respect of any Target Company, other than dividends paid by any Target Company to the Company or any other Target Company; provided, that the Target Companies may pay the Redemption Amount;

(vii) increase or reduce their respective share capital, or allot and issue, grant or sell any stock, other equity interests, options, rights or warrants in any Target Company;

(viii) adjust, split, combine or reclassify any capital stock or other equity of any Target Company;

(ix) other than in the Ordinary Course of Business, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, asset transfers, or purchase of any material assets, in any Person (other than another Target Company), or otherwise acquire direct or indirect control over any Person (other than another Target Company);

(x) other than in the Ordinary Course of Business, permit any of the Target Companies’ material assets or equity interests to become subjected to any material Encumbrance other than (A) those Encumbrances existing prior to the date of this Agreement which would be removed at or prior to Closing or (B) Permitted Encumbrances;

(xi) (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax claim or assessment relating to the Target Companies, (C) enter into any closing agreement, (D) apply for any Tax ruling, (E) adopt or change any Tax accounting period or method, (F) surrender any right to claim a material refund of Taxes, (G) agree to any extension or waiver regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns, (H) amend any material Tax Return (other than a Pre-Closing Passthrough Return) or (I) fail to timely pay any material Tax (including any material estimated Tax) when due;

(xii) incur, assume or guarantee any Indebtedness other than (A) indebtedness solely between the Company and its Subsidiaries of the Company or between Subsidiaries of the Company, (B) indebtedness for borrowed money or guarantee thereof in the Ordinary Course of Business and (C) indebtedness for borrowed money or guarantee thereof to refinancing, prepay, repurchase, redeem or replace any existing indebtedness or guarantees which have matured or are scheduled to mature within the twelve (12) month period following such incurrence of indebtedness;

(xiii) authorize or commit to making any new capital expenditures (A) with respect to the purchase of additional Property Assets, in an amount not to exceed $2,500,000 individually or $40,000,000 in the aggregate or (B) otherwise in an amount not to exceed $2,500,000 in the aggregate.

(xiv) subject any Target Company to any bankruptcy, receivership, insolvency or similar proceeding;

(xv) other than (A) in the Ordinary Course of Business or (B) as otherwise permitted in accordance with any other subsection of this Section 10.1, make any loans, advances or capital contributions to, or investments in, any Person; or

(xvi) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of the Landscape Business. From the date of this Agreement until the Closing Date, except as (i) otherwise contemplated by this Agreement or the other Transaction Documents (including the Financing), (ii) as required by applicable Law, (iii) consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), or (iv) set forth on Schedule 10.1(b) of the Landscape Disclosure Letter, Landscape shall not conduct any business other than effecting the Proposed Transaction as contemplated by this Agreement and not do any of the following:

(i) commence, compromise or settle a claim or grant any release of any claim relating to any material pending litigation or arbitration against Landscape;

(ii) enter into or amend, terminate or extend any material contract, agreement or other legally binding arrangement, or waive, release, assign or fail to enforce any material rights or claims under any material contract, agreement or other legally binding arrangement;

(iii) amend any of the Governing Documents of Landscape in a manner adverse to the Target Companies or Company Partners in any material respect;

(iv) grant to any director and/or consultant any material increase in compensation or benefits or hire any employee;

(v) repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock or any other equity of Landscape, or declare or pay any dividend or make any other distribution in respect of Landscape;

(vi) increase or reduce its share capital, or allot and issue, grant or sell any stock, other equity interests, options, rights or warrants in Landscape;

(vii) adjust, split, combine or reclassify any capital stock or other equity;

(viii) purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, asset transfers, or purchase of any material assets, in any Person, or otherwise acquire direct or indirect control over any Person;

(ix) permit any of Landscape’s material assets or equity interests to become subjected to any material Encumbrance;

(x) incur, assume or guarantee any Indebtedness;

(xi) authorize or commit to making any capital expenditures;

(xii) engage in any transaction with, or enter into any contract, agreement, arrangement or understanding with, directly or indirectly, any Affiliate of Landscape;

(xiii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, scheme or plan of arrangement or other reorganization;

(xiv) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 10.2 Further Assurances. Subject to, and not in limitation of, Section 10.3, which shall exclusively govern the obligations of the parties set forth therein, each party hereto shall use reasonable best efforts to take, or cause to be taken, all lawful actions and to do, or cause to be done, all things necessary, and execute and deliver, or shall cause to be executed and delivered, such documents and other instruments as may be reasonably requested by another party hereto that is required, to consummate the Proposed Transaction and cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate and make effective the Proposed Transaction.

Section 10.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Landscape shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the Proposed Transaction, including using reasonable best efforts to (i) take such actions as are necessary to cause the conditions set forth in Article XI to be satisfied (provided, that nothing in this Agreement shall be deemed to obligate any party to waive any such conditions), (ii) prepare, make and file all notices, statements, filings, submissions of information, applications and other documents with any Governmental Authorities as are necessary, proper or advisable under applicable antitrust Laws and regulations to consummate and make effective the Proposed Transaction, (iii) obtain and maintain all consents, approvals, authorizations, clearances, actions, non-actions, waivers, licenses, registrations, permits, variances, exemptions, orders and other confirmations from any Governmental Authorities or other third parties as are necessary, proper or advisable to consummate the Proposed Transaction, (iv) resolving any objections as may be asserted by any Governmental Authority with respect to the Proposed Transaction and avoid the entry of, or effect of any suit or proceeding that would have the effect of preventing, enjoining or prohibiting the consummation of the Proposed Transaction and (v) cooperate to the extent reasonable with the other parties hereto in their respective efforts to comply with their respective obligations under this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Landscape shall make any appropriate filings with any Governmental Authority with regulatory jurisdiction over enforcement of any applicable antitrust Laws (“Governmental Antitrust Authority”) as may be required in connection with the Proposed Transaction no later than ten (10) Business Days following the date of this Agreement. All filing fees or other applicable disbursements in connection with obtaining any approvals or making the notifications or filings required under the antitrust Laws (the “Antitrust Fees”), shall be paid one half by the Company and the other half by Landscape; provided that, in the event the Proposed Transaction is consummated, Landscape shall be responsible for all Antitrust Fees.

(c) In connection with, and without limiting, the efforts referenced in Section 10.3(a), each of the Company and Landscape shall (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under any antitrust merger control Laws and (ii) permit the other party to review any filing or submission prior to forwarding to any Governmental Antitrust Authority and accept any reasonable comments made by that other party. Each of the Company and Landscape shall keep the other parties apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Antitrust Authorities or, in connection with any proceeding by a private party, any other Person, and shall comply as promptly as practicable with any such inquiry or request. Each of the Company and Landscape agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Antitrust Authority or, in connection with any proceeding by a private party, any other Person, in connection with the Proposed Transaction, unless it consults with the respective other party in advance and, to the extent not prohibited by such Governmental Authority, gives the respective other party the opportunity to attend and participate. Landscape, on the one hand, and the Company, on the other hand, shall each be responsible for one half of the payment of all filing fees or other disbursements to the applicable Governmental Authorities in connection with obtaining any approvals or making the notifications or filings required for the purposes of satisfying the conditions set forth in Article XI (including, without limitation, document translation fees or third-party expert fees but not including the costs of each party’s own legal advisors) (the “Filing Fees”); provided that, in the event the Proposed Transaction is consummated, Landscape shall be responsible for all Filing Fees.

(d) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Antitrust Authority or private party challenging the Proposed Transaction, each of the Company and Landscape shall cooperate in all respects with the other parties and use its respective reasonable best efforts to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Proposed Transaction; provided, however, that no party shall make any offer, acceptance or counter-offer to, or otherwise engage in discussions with, any Governmental Antitrust Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested or agreed to by the other parties, which agreement shall not be unreasonably withheld, conditioned or delayed. Each party shall use its reasonable best efforts to provide full and effective support to the other parties in all material respects in all such negotiations and discussions to the extent reasonably requested by any such other party.

Section 10.4 Solicitation.

(a) Each of the Target Companies agrees that until the earlier of (a) the Effective Time or (b) the date on which this Agreement is terminated pursuant to Article XII, each of them will not, and will not authorize any of their respective directors, managers, officers,

Affiliates or Representatives to, directly or indirectly, (i) solicit, initiate, consider, facilitate, encourage or accept any offers or proposals related to a Business Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any Business Combination, (iii) provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to a Business Combination or (iv) enter into any agreement relating to a Business Combination. The Company shall, and the Company shall cause the other Target Companies to, (x) immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any of the foregoing and (y) promptly notify Landscape of any submissions, proposals or offers made with respect to a Business Combination as soon as practicable following such Target Company’s awareness thereof.

(b) Landscape agrees that until the earlier of (a) the Effective Time or (b) the date on which this Agreement is terminated pursuant to Article XII, it will not, and will not authorize any of its directors, managers, officers, Affiliates or Representatives to, directly or indirectly, (i) solicit, initiate, consider, facilitate, encourage or accept any offers or proposals related to a Business Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any Business Combination, (iii) provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to a Business Combination or (iv) enter into any agreement relating to a Business Combination. Landscape shall (x) immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any of the foregoing and (y) promptly notify the Company of any submissions, proposals or offers made with respect to a Business Combination as soon as practicable following Landscape’s awareness thereof.

Section 10.5 Confidentiality. The parties hereto acknowledge and agree that following the date of this Agreement, regardless of whether this Agreement is terminated, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 10.6 Notice of Developments.

(a) During the period commencing on the date of this Agreement and terminating upon the earlier to occur of the Closing or the termination of this Agreement in accordance with Article XII, the Company shall give Landscape prompt written notice of (i) any material development that would make the satisfaction of any of the conditions set forth in Section 11.1 or Section 11.2 on the Closing Date impossible or reasonably unlikely; provided that any failure to give notice in accordance with this Section 10.6(a) shall not in and of itself be deemed to constitute the failure of any such condition to be satisfied or limit or otherwise affect the remedies available hereunder; (ii) any notice or other communication from any Governmental Authority alleging that the consent of such Person is required in connection with the Proposed Transaction; or (iii) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Target Companies, that, if pending on the Closing Date, would restrict or materially and adversely impact the consummation of the Proposed Transaction.

(b) During the period commencing on the date of this Agreement and terminating upon the earlier to occur of the Closing or the termination of this Agreement in accordance with Article XII, Landscape shall give prompt written notice to the Company of (i) any material development that would make the satisfaction of any of the conditions set forth in Section 11.1 or Section 11.3 on the Closing Date impossible or reasonably unlikely; provided that any failure to give notice in accordance with this Section 10.6(b) shall not in and of itself be deemed to constitute the failure of any such condition to be satisfied or limit or otherwise affect the remedies available hereunder; (ii) any notice or other communication from any Governmental Authority alleging that the consent of such Person is required in connection with the Proposed Transaction; or (iii) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of Landscape, threatened against, relating to or involving or otherwise affecting Landscape, that, if pending on the Closing Date, would restrict or materially and adversely impact the consummation of the Proposed Transaction.

Section 10.7 Access to Properties, Books and Records.

(a) From the date of this Agreement until the earlier of termination of this Agreement or the Closing, the Company shall give Landscape reasonable access, upon reasonable notice during normal business hours to all material properties, books, records and members of the Management Team of or pertaining to the Company or any other Target Company; provided, however, that the foregoing will not: (a) materially interfere with the day-to-day operations of the Target Companies, (b) require the Target Companies to provide access or to disclose information where such access or disclosure would contravene any Law, or confidentiality obligation under any contract, or result in the waiver of any attorney-client or other privilege or (c) include any sampling or testing for or regarding any environmental matters. Any information disclosed will be subject to the provisions of the Confidentiality Agreement. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern.

(b) From the date of this Agreement until the earlier of termination of this Agreement or the Closing, Landscape shall give the Company reasonable access, upon reasonable notice during normal business hours to all material properties, books, records and key management personnel of or pertaining to Landscape; provided, however, that the foregoing will not require Landscape to provide access or to disclose information where such access or disclosure would contravene any Law, confidentiality obligation under any contract or result in the waiver of any attorney-client or other privilege. Any information disclosed will be subject to the provisions of the Confidentiality Agreement. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern.

(c) Following the Closing, the Landscape Founder Entities shall give Landscape and the Company access to all books, records and contracts, including letters of intent, non-disclosure or other similar contracts entered into in connection with the purpose for which Landscape was formed and which shall have ongoing obligations following the Closing.

Section 10.8 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Landscape, directly or indirectly, the right to control or direct the Company’s or any other Target Company’s operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Target Companies’ operations.

Section 10.9 Termination of Related Party Agreements.

(a) The Company shall, on or before the Closing Date, cause all contracts between any Related Party (other than any Target Company), on the one hand, and the Target Companies, on the other hand, to be settled or terminated (with the parties thereto providing a release of direct claims for compensation and benefits but not for any third-party claims for which indemnification or expense reimbursement in the ordinary course under the policies of the applicable Target Company is available) prior to the Closing (other than those set forth on Schedule 10.9(a) of the Company Disclosure Letter).

(b) Landscape shall, on or before the Closing Date, cause all contracts between Landscape and any officer, director or other management employees of Landscape, on the one hand, and Landscape, on the other hand, to be settled or terminated (with the parties thereto providing a release of direct claims for compensation and benefits but not for any third-party claims for which indemnification or expense reimbursement in the ordinary course under the policies of Landscape is available) prior to the Closing (other than those set forth on Schedule 10.9(b) of the Landscape Disclosure Letter).

Section 10.10 Director and Officer Indemnification.

(a) If the Closing occurs, Landscape and the Target Companies agree that all rights to indemnification, all limitations on liability, advancement of expenses and exculpation existing in favor of any director, officer, employee or other intended beneficiary of the Target Companies, in each case that is an individual (each, a “Company Indemnitee” and collectively, the “Company Indemnitees”) as provided in the Governing Documents of any Target Company as of the Closing Date shall survive the consummation of the Proposed Transaction and continue in full force and effect for a period of six (6) years and be honored by the Target Companies after the Closing.

(b) Prior to the Effective Time, the Target Companies shall, and if the Target Companies are unable, Landscape shall cause the Surviving Company after the Effective Time to either (i) maintain in effect for six (6) years after the Closing the Target Companies’ directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Target Companies’ current D&O Insurance policies in effect as of the date hereof or (ii) purchase a prepaid directors’ and officer’s liability tail insurance policy or other comparable D&O Insurance from an insurance carrier with the same or better credit rating as the Target Companies’ current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Target Companies’ D&O Insurance policies in effect as of the date hereof.

(c) If the Surviving Company or any of its successors or assigns consolidates with, merges into or transfers or conveys all or substantially all of its properties and assets to any Person then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of Landscape, the Target Companies or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 10.10.

(d) The obligations of the Target Companies, Landscape and the Surviving Company under this Section 10.10 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 10.10 applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 10.10 applies shall be third-party beneficiaries of this Section 10.10). If the Closing occurs, the Target Companies shall pay all expenses to any Company Indemnitee incurred in successfully enforcing the indemnity or other obligations provided for in this Section 10.10.

Section 10.11 Company Partners’ Representative.

(a) AP LP hereby designates AP LP as “Company Partners’ Representative” to represent each of the Company Partners following the Closing for all purposes of this Agreement. The Company Partners’ Representative shall have the following powers and duties: (i) to take such lawful actions and to incur such costs and expenses as the Company Partners’ Representative, in its sole discretion, deems necessary or advisable to safeguard the interests of the Company Partners; (ii) to compromise, modify, settle, waive, relinquish, exchange, liquidate or otherwise resolve the rights of the Company Partners in and to any amounts that are or may be payable after the Closing by Landscape hereunder, which compromise, modification, settlement, waiver, relinquishment, exchange, liquidation or resolution may include payment to the Company Partners of cash, property or any combination thereof; (iii) to employ accountants, investment banks, appraisers, and other experts, attorneys and such other agents as the Company Partners’ Representative may deem advisable; (iv) to incur fees, costs and expenses relating to the performance and implementation of this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby (including costs and expenses relating to third-party paying agents, wire expenses and other costs and expenses relating to the payment of any amounts due hereunder); (v) to maintain a register of the Company Partners; (vi) to receive and distribute to the Company Partners the consideration payable hereunder; (vii) execute, deliver and perform under the Transaction Documents; (viii) execute, deliver and perform under any amendment or waiver to this Agreement and the Transaction Documents; and (ix) to take all lawful actions which the Company Partners’ Representative deems necessary or advisable in order to carry out the foregoing. The Company Partners’ Representative shall serve without compensation. The Company Partners’ Representative shall not be liable to the Company Partners for the performance of any act or failure to act so long as it acted (or failed to act) in good faith within what it reasonably believed to be the scope of its authority and for a purpose which it reasonably believed to be in the best interests of the Company Partners.

(b) The appointment of the Company Partners’ Representative shall be deemed coupled with an interest and is hereby irrevocable. The provisions of this Section 10.11 are independent and severable, shall constitute an irrevocable power of attorney, coupled with an interest, are given primarily for a business or commercial purpose, shall survive the death, disability, incapacity, bankruptcy, dissolution or liquidation of each Company Partner, and are granted by each of the Company Partners to the Company Partners’ Representative, and shall be binding upon the executors, heirs, legal representatives, successors and assigns of each such Company Partner.

(c) The Company Partners’ Representative shall act for the Company Partners on all of the matters set forth in this Agreement and the Transaction Documents in the manner the Company Partners’ Representative believes in good faith to be in the best interest of the Company Partners and consistent with its obligations under this Agreement. The Company Partners’ Representative shall not be responsible to the Company Partners for any damages they may suffer by reason of the performance by the Company Partners’ Representative of the powers, authority and duties of the Company Partners’ Representative under this Agreement, other than loss or damages arising from a willful and knowing violation of the Law or this Agreement by the Company Partners’ Representative.

(d) AP LP agrees to indemnify and hold harmless the Company Partners’ Representative from, and promptly reimburse the Company Partners’ Representative for, any loss, damage, fees, costs or expenses arising from the performance of the powers, authority and duties of the Company Partners’ Representative hereunder, including the reasonable cost of any legal counsel or accountants retained by the Company Partners’ Representative on behalf of the Company Partners or otherwise, but excluding any loss or damage arising from a willful and knowing violation of the Law or this Agreement by the Company Partners’ Representative.

(e) All actions, decisions and instructions of the Company Partners’ Representative taken, made or given pursuant to the power or authority granted to the Company Partners’ Representative pursuant to this Section 10.11 shall be conclusive and binding upon each Company Partner, and no Company Partner shall have the right to object to, dissent from, protest or otherwise contest the same. Landscape shall be entitled to rely solely on the Company Partners’ Representative with respect to any action or decision required to be made, taken, agreed to or consented to by the Company Partners under this Agreement or the Transaction Documents. Any action or decision taken or made by Landscape under this Agreement or the Transaction Documents with the consent or agreement of, or at the request of, the Company Partners’ Representative shall be deemed approved, consented to, conclusive and binding on all Company Partners, regardless of whether any such Company Partner was provided with notice of any such action or decision.

Section 10.12 Tax Matters.

(a) Tax Cooperation. Landscape, the Company and, after the Closing Date, the Company Partners’ Representative shall, and shall cause their respective Affiliates to, provide the other parties with such information and records, make such of its officers, directors, employees and agents available and sign such Tax Returns as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any Tax Proceeding that relates to the Target Companies. Landscape, the Company and, after the Closing Date, the Company Partners’ Representative shall, and shall cause their respective Affiliates to, retain all books and records with respect to Tax matters pertinent to the Target Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Landscape or the Company, any extensions thereof) of the respective taxable periods.

(b) Pre-Closing Passthrough Returns. The Company Partners’ Representative shall prepare, or shall cause to be prepared, at OpCo’s expense all Pre-Closing Passthrough Returns. Landscape and the Company Partners’ Representative agree that all such Pre-Closing Passthrough Returns shall be prepared consistently with the Tax Return Principles and shall be subject to the review and resolution provisions of clause (d) below. The Company Partners’ Representative shall deliver each such Pre-Closing Passthrough Return that is required to be filed after the Closing Date to Landscape for review and comment, subject to the provisions of clause (d) below no later than forty-five (45) days prior to the due date of such Pre-Closing Passthrough Return (giving effect to any extensions thereto).

(c) Straddle Period Passthrough Returns. Landscape shall prepare, or cause to be prepared, at OpCo’s expense all Straddle Period Passthrough Returns. Landscape and the Company Partners’ Representative agree that all such Straddle Period Passthrough Returns shall be prepared consistently with the Tax Return Principles. Landscape shall deliver a draft of each such Straddle Period Passthrough Return to the Company Partners’ Representative no later than forty-five (45) days prior to the due date thereof (giving effect to any extensions thereto) for the Company Partners’ Representative’s review and comment, subject to the provisions of clause (d) below.

(d) Review and Dispute Resolution. The party preparing the Tax Returns under paragraphs (b) and (c) above is referred to in this Section 10.12 as the “Preparing Party,” and the other party is referred to in this Section 10.12 as the “Reviewing Party”. If the Reviewing Party agrees with the drafts of the Tax Returns provided by the Preparing Party pursuant to paragraphs (b) or (c) above, as applicable, or does not object in writing within twenty (20) days after the receipt of such draft Tax Returns, then Landscape shall file or cause the applicable Target Company to file such Tax Returns in the form prepared by the Preparing Party. If, within twenty (20) days after the receipt of such draft Tax Returns, the Reviewing Party notifies the Preparing Party that it disputes the manner of preparation of such Tax Returns, then said parties shall attempt to resolve their disagreement (x) within ten (10) days following the notification of such disagreement. If the parties are not able to resolve their disagreement, then the dispute shall be submitted to the Settlement Accountants for resolution. The parties shall instruct the Settlement Accountants to (x) resolve the dispute within ten (10) days after the date on which they are engaged or as soon as possible thereafter and (y) solely on the basis on whether the applicable Tax Return has been prepared consistently within the Tax Return Principles. The determination of the Settlement Accountants shall be binding on the parties. The cost of the services of the Settlement Accountants will be borne by OpCo. Landscape shall file or cause the applicable Target Company to file the applicable Tax Returns in accordance with the determination of the Settlement Accountants. If the Settlement Accountants have not resolved the disagreement prior to the due date for such Tax Returns, Landscape shall file or cause the Company to file the applicable Tax Returns in the form prepared by the Preparing Party, and shall subsequently amend or cause to be amended such Tax Returns to reflect any changes determined by the Settlement Accountants.

(e) Intended Tax Treatment. The parties intend that, for U.S. Federal income Tax purposes:

(i) The Reorganization will be treated as an “assets-over” division of AP LP pursuant to U.S. Treasury Regulations Section 1.708-1(d)(3)(i), with respect to which AP LP shall be treated as the divided partnership;

(ii) the Merger will be treated, (A) with respect to the Aggregate Cash Consideration paid to the Company Partners, as a sale of such Company Partners’ interests in OpCo to Landscape and, (B) with respect to the Aggregate Consideration Units paid to the Company Partners, as a recapitalization of their partnership interests in OpCo;

(iii) the transactions contemplated by the Redemption Agreement shall be treated as a disguised sale of interests in AP WIP to OpCo under Section 707(a)(2)(B) of the Code that occurs immediately after the Merger (“Investor Sale”);

(iv) the Investor Sale shall be treated by OpCo as a liquidating distribution by AP WIP of all of its assets to OpCo and the Investor, followed by a purchase by OpCo of the assets that had been distributed to the Investor in liquidation of the Investor’s interest in AP WIP, in each case consistent with IRS Revenue Ruling 99-6, 1999-1 CB 432; and

(v) following the Merger, Landscape will be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code (the treatment described in this Section 10.12(e), the “Intended Tax Treatment”).

The parties shall, and shall cause their respective Affiliates to, (x) report and file Tax Returns in all respects consistent with the Intended Tax Treatment and (y) not take any position in connection with Tax matters (including for purposes of the Tax Balance Sheet) that is inconsistent with the Intended Tax Treatment, in each case unless otherwise required by applicable Law.

(f) Purchase Price Allocation. The adjustments and calculations required under Sections 743(b), 751 and 755 of the Code shall be determined as follows:

(i) Within one hundred and twenty (120) days after the Closing Date, Landscape will prepare and deliver to the Company Partners’ Representative a consolidated balance sheet of the Target Companies that sets out the fair market value of the assets owned by the Target Companies on the Closing Date and the amount of Liabilities of the Target Companies on the Closing Date (the “Preliminary Balance Sheet”). The Preliminary Balance Sheet (x) shall be computed by reference to the Aggregate Consideration, the Liabilities of the Target Companies and other amounts required to be taken into account under the Code and (y) shall contain sufficient detail to permit the parties to make the computations and adjustments required under Sections 743(b), 751 and 755 of the Code. Third-party fees and expenses incurred in connection with the Preliminary Balance Sheet shall be borne by the OpCo.

(ii) If the Company Partners’ Representative disagrees with the Preliminary Balance Sheet, then it shall deliver a notice of such disagreement to Landscape within forty-five (45) days after Landscape’s delivery of the Preliminary Balance Sheet (the “Allocation Notice”). During such forty-five (45) day period, Landscape shall provide the Company Partners’ Representative and its accountants with reasonable access, upon reasonable notice, at all reasonable times during normal business hours to all books, records and other information (including Landscape’s work papers) as the Company Partners’ Representative may request for purposes of its review of the Preliminary Balance Sheet, provided that Landscape shall have no obligation to provide any information protected by legal privilege or that Landscape is prohibited by contract from disclosing. After the Company Partners’ Representative’s delivery of the Allocation Notice, Landscape and the Company Partners’ Representative shall negotiate in good faith for forty-five (45) days to resolve all unagreed items or amounts with respect to the Preliminary Balance Sheet. During such forty-five (45) day negotiation period, the Company Partners’ Representative shall provide Landscape and its accountants with reasonable access, upon reasonable notice, at all reasonable times during normal business hours to all books, records and other information (including the Company Partners’ Representative’s work papers) as Landscape may reasonably request for purposes of its review of the Allocation Notice, provided that the Company Partners’ Representative shall have no obligation to provide any information protected by legal privilege or that the Company Partners’ Representative is prohibited by contract from disclosing.

(iii) If the Company Partners’ Representative and Landscape are unable to resolve all such unagreed items and amounts pursuant to clause (ii) above, the Company Partners’ Representative and Landscape shall submit the dispute to the Settlement Accountants for resolution. The Company Partners’ Representative and Landscape shall instruct the Settlement Accountants to make a determination within thirty (30) days of completion of the parties’ submissions and to adjust the Preliminary Balance Sheet to reflect such determination. The parties shall make available to the Settlement Accountants such books, records and other information (including the parties’ work papers) as are reasonably requested by the Settlement Accountants in connection with the parties’ submissions. All fees and expenses relating to the work, if any, to be performed by the Settlement Accountants shall be borne by the OpCo.

(iv) The Preliminary Balance Sheet, as prepared by Landscape if no Allocation Notice is delivered, as adjusted pursuant to any agreement between Landscape and the Company Partners’ Representative during the forty-five (45) days following delivery of the Allocation Notice, or as adjusted by the Settlement Accountants, shall be final and binding on the parties as the “Tax Balance Sheet”.

(v) The parties shall, and shall cause their respective Affiliates to, (x) report and file Tax Returns in all respects consistent with the Tax Balance Sheet and (y) not take any position in connection with Tax matters that is inconsistent with the Tax Balance Sheet, in each case unless otherwise required by applicable Law. In the event that Landscape or the Company Partners’ Representative receives notice of any potential dispute of the Intended Tax Treatment or the Tax Balance Sheet by any Tax Authority, Landscape and the Company Partners’ Representative, as applicable, shall notify the other party of such potential dispute.

(g) Transfer Taxes. Landscape shall pay all sales, use, transfer, real property transfer, documentary, recording, stock transfer and similar Taxes arising out of or in connection with the transactions effected pursuant to this Agreement or any Transaction Document (“Transfer Taxes”). Landscape shall timely file, or cause to be timely filed, all Tax Returns required to be filed with respect to Transfer Taxes; provided that the Company and the Company Partners’ Representative shall reasonably cooperate with Landscape in the preparation, execution and filing of any such Tax Returns. Landscape, the Company and Company Partners shall, and shall cause their respective Affiliates to, act in good faith, reasonably cooperate and use commercially reasonable efforts to determine and calculate the amount of Transfer Taxes.

(h) Tax Return Principles. For purposes of preparing Tax Returns pursuant to Section 10.12(b) and Section 10.12(c) and resolving disputes with respect to Tax Returns pursuant to Section 10.12(d), Landscape and the Company Partners’ Representative agree that the following principles will apply:

(i) the applicable Tax Returns will be prepared consistently with applicable Law and the past practice of the applicable Target Companies (except to the extent otherwise required by applicable Law);

(ii) the applicable Tax Returns will include the election made under Section 754 of the Code (and any corresponding provisions of applicable state Law), provided, that, if the applicable Target Company is not required to file a U.S. federal income Tax Return, such election will be made in accordance with Treasury Regulations Section 1.6031(a)-1(b)(5);

(iii) any applicable Straddle Period Passthrough Return shall use the “closing of the books” method under Section 706(d) of the Code to allocate income, gain, deduction and loss in the applicable Straddle Period (and similarly close the books of any applicable Subsidiary partnerships included in such Straddle Period Passthrough Returns as of the last day of the applicable Straddle Period); and

(iv) any items of loss or deduction attributable to any payment, loss, obligation, liability or Tax for which the Company Partners are responsible or that the Company Partners otherwise bear under this Agreement or any Transaction Document shall be included in a tax period (or portion thereof) ending on or before the Closing Date to the maximum extent permissible under applicable Law (the principles described in this Section 10.12(h), the “Tax Return Principles”).

(i) Passthrough Tax Proceedings. Notwithstanding any contrary provision of applicable Law:

(i) in the case of any Tax Proceeding with respect to a Pre-Closing Passthrough Return, (x) the Company Partners’ Representative shall control such Tax Proceeding and Landscape shall take any and all actions, including executing any powers of attorney, that are necessary to give the Company Partners’ Representative control of such Tax Proceeding, (y) the Company Partners’ Representative shall, or shall cause the applicable Target Company to, make any available election, and make such allocations and issue such notices, as are required under Section 6226 of the Code and the Treasury Regulations promulgated thereunder, in each case to the extent the failure to make such election and allocations and issues such notices would reasonably be expected to result in Landscape or any of its Affiliates (including the Target Companies) becoming liable for any Taxes with respect to such Pre-Closing Passthrough Return and (z) the Company Partners’ Representative shall not settle or otherwise compromise such Tax Proceeding without the prior written consent of Landscape (such consent not to be unreasonably withheld, conditioned or delayed) if an election under Section 6226 is not made and other actions described in clause (y) above are not taken and Landscape or any of its Affiliates (including the Target Companies) would reasonably be expected to become liable for any Taxes with respect to such Pre-Closing Passthrough Return; and

(ii) in the case of any Tax Proceeding with respect to a Straddle Period Passthrough Return, (x) Landscape shall control such Tax Proceeding and the Company Partners’ Representative shall take any and all actions, including executing any powers of attorney, that are necessary to give Landscape control of such Tax Proceeding and (y) Landscape shall not settle or otherwise compromise such Tax Proceeding without the prior written consent of the Company Partners’ Representative (such consent not to be unreasonably withheld, conditioned or delayed); provided, that nothing herein shall preclude Landscape from making an election under Section 6226 in connection with a Tax Proceeding with respect to a Straddle Period Passthrough Return.

(iii) With respect to clause (i) above, the Company Partners’ Representative shall be the “Controlling Party” and Landscape shall be the “Non-Controlling Party,” and with respect to clause (ii) above, Landscape shall be the “Controlling Party” and Company Partners’ Representative shall be the “Non-Controlling Party.” In connection with any Tax Proceeding under clauses (i) and (ii) of this Section 10.12(iii), (x) Landscape and Company Partners’ Representative shall cooperate with each other and provide each other with such information as may be reasonably requested with respect to such Tax Proceeding, and (y) the Controlling Party will promptly provide the Non-Controlling Party with copies of all written communications from or to the applicable Tax Authorities, inform the Non-Controlling Party of all conferences, hearings and other matters with respect to any such Tax Proceeding, and reasonably consult with the Non-Controlling Party in the defense, negotiation and settlement of any such Tax Proceeding.

Section 10.13 Financing Cooperation.

(a) Landscape acknowledges and agrees that its obligation to consummate the Proposed Transaction is not contingent upon obtaining any financing of any kind. Prior to the Closing, the Company agrees to, and shall cause the other Target Companies and their respective Representatives to, use their respective commercially reasonable efforts to provide such cooperation and assistance to Landscape for the private placement of equity securities of Landscape or in connection with any Warrant Refinancing in connection with the Proposed Transaction, each on terms and conditions to be mutually agreed by Landscape and the Company Partners’ Representative (collectively, the “Financing”), as may be reasonably requested by Landscape. Such assistance shall include the following: (a) timely delivery to Landscape and its Representatives of financial statements and other financial information regarding the Target Companies reasonably requested by Landscape; (b) assistance with the preparation or review of risk factors for any private placement memoranda or other offering materials related to the Financing; and (c) cause Representatives of the Target Companies, in each case, with appropriate seniority and expertise, to, upon reasonable advance notice by Landscape, participate in a reasonable number of meetings and due diligence sessions; provided, in each case, that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of the Target Companies, (ii) under no circumstances shall the Target Companies be required to (A) incur any costs, obligations or liabilities that attach to the Target Companies prior to the Closing, including any obligation to pay any commitment or other similar fee prior to the Effective Time that is not advanced by Landscape or to incur any expense unless such expense is reimbursed by Landscape on the earlier of the Effective Time or termination of this Agreement in accordance with Article XII, (B) take any action that would reasonably be expected to conflict with or violate the Governing Documents of any of the Target Companies or applicable Law, or result in the contravention of, or result in a violation or breach of, or default under, any Material Contract, (C) require any director, officer, general partner or manager to take any action or enter into agreement related to the Financing in such capacity prior to the Closing that is not contingent on the Closing or that would be effective prior to the Closing Date nor (D) provide, or cause to be provided, any legal opinion by their counsel and (iii) Landscape shall indemnify, defend and hold harmless the Target Companies and their Affiliates and their respective Representatives (including legal, financial and accounting advisors), from and against any and all Losses suffered or incurred by them in connection with the Financing or their cooperation hereunder and compliance with Section 10.13.

(b) Landscape shall not use or disclose in any private placement memoranda or other offering materials related to the Financing or in any public disclosure the financial statements or other financial information of the Target Companies without the prior approval of the Company.

Section 10.14 Matters Relating to OpCo and Merger Sub. Prior to the Closing, other than in connection with the performance of their obligations under the Reorganization, this Agreement and the Proposed Transaction, neither OpCo nor Merger Sub shall engage in any business, acquire any asset or incur any Liability, or take any other action that would cause any of the representations and warranties of OpCo set forth in Article VIII or Merger Sub set forth in Article IX of this Agreement not to be true and correct in accordance with the terms thereof.

Section 10.15 Admission.

(a) Each party hereto shall use reasonable best efforts to take, or cause to be taken, all lawful actions and to do, or cause to be done, all things necessary, and execute and deliver, or shall cause to be executed and delivered, such documents and other instruments as may be reasonably requested by another party hereto, that are required in connection with Admission or under the FCA Handbook or the Admission and Disclosure Standards. In particular, Landscape and the Target Companies shall jointly prepare and publish the Prospectus and any other announcement, statement, document or presentation to be made, published or issued by Landscape or the Merger Sub in connection with Admission, and in so doing the parties shall cooperate and consult in good faith with each other.

(b) Landscape shall promptly notify the Company of the receipt of all comments of the FCA with respect to the Prospectus and of any request by the FCA for any amendments or supplements thereto, or for additional information, and shall provide to the Company, after the Company and its advisers shall have had a reasonable opportunity to review and comment on the Prospectus and draft correspondence and due consideration has been given to such comments by Landscape, copies of all correspondence between Landscape, on the one hand, and the FCA, on the other. Landscape shall use reasonable best efforts to promptly provide satisfactory responses to the FCA with respect to all comments received on the Prospectus.

Section 10.16 Locked Box.

(a) The Company covenants and agrees that (i) there shall be no Leakage during the Locked Box Period and (ii) no arrangements or agreements shall be made that would reasonably be likely to result in any Leakage during the Locked Box Period, in each case other than Permitted Leakage. Notwithstanding anything to the contrary herein, the sole remedy for a breach of this Section 10.16(a) will be as provided in Section 10.16(c) and adjustment thereunder shall cure any such breach.

(b) The Company shall notify Landscape in writing promptly after becoming aware of anything which would constitute a breach of any of the covenants in Section 10.16(a) or any of the representations and warranties in Section 6.4(d) (including the specific amount of any Leakage, if known). Notwithstanding anything to the contrary herein, the sole remedy for a breach of this Section 10.16(b) will be as provided in Section 10.16(c) and adjustment thereunder shall cure any such breach.

(c) If there shall be any Leakage during the Locked Box Period (other than Permitted Leakage), the Aggregate Consideration and the Total Equity Value shall be adjusted downward on a dollar for dollar basis, to take into account any such Leakage.

Section 10.17 Representation and Warranty Insurance. Effective on the date hereof, Landscape has obtained a “buyer’s” representations and warranties insurance policy (the “R&W Insurance Policy”). The R&W Insurance Policy is acceptable, in form and substance, to the Company, and provides that the insurer may not seek to or enforce any subrogation rights it might have against AP LP, the Company GP, the Company Partners, or any of them, as a result of any alleged breach of any representation or warranty (except in the case of breaches involving fraud).

Section 10.18 Warrant Refinancing. If Landscape shall commence a warrant refinancing and consent solicitation (the “Consent Solicitation”) with respect to existing outstanding Landscape Warrants (the “Warrant Refinancing”), the terms and conditions of the Warrant Refinancing, including the timing, amount of any applicable consent fee and structure, shall be as mutually agreed among Landscape and the Company Partners’ Representative. Landscape shall pay any consent fee for the Consent Solicitation and all fees and expenses of any solicitation agent, information agent, depositary or other Person retained in connection with the Consent Solicitation.

Section 10.19 Certain Legal Fees. Promptly following submission to Landscape of a proper invoice, Landscape shall reimburse AP LP for any legal fees incurred by AP LP in connection with the preparation and negotiation of the employment and other incentive agreements by and among Landscape, the Company and the Management Team in connection with the Proposed Transaction; provided, that the amount so reimbursed shall not exceed $100,000 in the aggregate.

Article XI

CONDITIONS TO CLOSING

Section 11.1 Mutual Conditions. The respective obligations of each of the parties are subject to satisfaction or waiver (in whole or in part, to the extent permitted by Law) at the Closing Date of the following condition: there being in effect no permanent injunction or other order issued by any Governmental Authority of competent jurisdiction which restrains, prohibits or otherwise makes illegal the consummation of the Proposed Transaction.

Section 11.2 Conditions of Landscape and Merger Sub. The obligations of Landscape and Merger Sub to consummate the Closing shall be further subject to the satisfaction or waiver (in whole or in part, to the extent permitted by Law) at or prior to the Closing, of each of the following conditions:

(a) (i) the Fundamental Representations (other than Section 6.1(c) (Organization; Capitalization)) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date, except as contemplated by this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be so true and correct in all material respects only as of such specific date) and (ii) the representation and warranty of the Company contained in Section 6.1(c) (Organization; Capitalization) shall be true and correct in all respects as of the Closing Date as though made on and as of such date, except as contemplated by this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects only as of such specific date);

(b) the other representations and warranties of the Company and OpCo contained in Article VI and Article VIII of this Agreement, disregarding all qualifications and exceptions contained therein regarding “materiality”, or a Company Material Adverse Effect, shall be true and correct as of the Closing Date as though made on and as of such date, except, in the case of this Section 11.2(b), as contemplated by this Agreement or where the failure of any such representation or warranty to be so true and correct would not have a Company Material Adverse Effect (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date, except as contemplated by this Agreement or where the failure of any such representation or warranty to be so true and correct would not have a Company Material Adverse Effect);

(c) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date;

(d) Landscape shall have received a certificate from an officer of the Company, certifying that the conditions set forth in Section 11.2(a), Section 11.2(b), Section 11.2(c) and Section 11.2(e) have been satisfied with respect to the Company;

(e) no fact, circumstance, occurrence, change or event shall have occurred after the date of this Agreement and be continuing as of the Closing Date which has had a Company Material Adverse Effect;

(f) the Reorganization shall have been consummated in accordance with the terms of this Agreement applicable thereto;

(g) William Berkman shall not have terminated his Employment Agreement or his Rollover Agreement; and

(h) the Company shall have delivered, or caused to be delivered, the items required by Section 5.1(c).

Section 11.3 Conditions of OpCo and the Company. The obligations of OpCo and the Company to consummate the Closing contemplated shall be further subject to the satisfaction or waiver (in whole or in part, to the extent permitted by Law) at or prior to the Closing of the following conditions:

(a) (i) the Landscape Fundamental Representations (other than Section 7.4 (Capitalization)) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date, except as contemplated by this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects only as of such specific date) and (ii) the representation and warranty of Landscape contained in Section 7.4 (Capitalization) shall be true and correct in all respects as of the Closing Date as though made on and as of such date, except as contemplated by this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects only as of such specific date);

(b) the other representations and warranties of Landscape and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of such date, except as contemplated by this Agreement or where the failure of any such representation and warranty to be so true would not, individually or in the aggregate, reasonably be expected to prevent Landscape from consummating the Proposed Transaction or performing its obligations under this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects only as of such specific date, except as contemplated by this Agreement or where the failure of such representations and warranties to be so true and correct would not prevent Landscape from consummating the Proposed Transaction or performing its obligations under this Agreement);

(c) Landscape shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date;

(d) the Company Partners’ Representative shall have received a certificate of an executive officer of Landscape, certifying that the conditions set forth in Section 11.3(a), Section 11.3(b) and Section 11.3(c) have been satisfied;

(e) no fact, circumstance, occurrence, change or event shall have occurred after the date of this Agreement and be continuing as of the Closing Date which has had a Landscape Material Adverse Effect;

(f) the Reorganization shall have been consummated in accordance with the terms of this Agreement applicable thereto; and

(g) Landscape shall have delivered, or caused to be delivered, all of the items required by Section 5.2.

Section 11.4 Waiver of Conditions. The conditions set forth in Section 11.1 may only be waived by written notice from the party waiving such condition. The conditions set forth in Section 11.2 may only be waived by written notice from Landscape. The conditions set forth in Section 11.3 may only be waived by written notice from the Company Partners’ Representative.

Section 11.5 Frustration of Closing Conditions. None of the Company or Landscape may rely, either as a basis for not consummating the Proposed Transaction or terminating this Agreement and abandoning the Proposed Transaction, on the failure of any condition set forth in Section 11.1, Section 11.2 or Section 11.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Proposed Transaction.

Article XII

TERMINATION

Section 12.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Company Partners’ Representative or Landscape if the Closing shall not have occurred by March 31, 2020 (the “Outside Date”); provided however that the right to terminate this Agreement under this Section 12.1(a) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur by this date.

(b) by either the Company Partners’ Representative or Landscape in the event that any Governmental Authority has enacted, issued, enforced or entered into any statute, rule, regulation, injunction or other order (which the parties hereto shall use reasonable best efforts to lift), restraining, enjoining or otherwise prohibiting the Proposed Transaction that will have become final and non-appealable;

(c) by Landscape if the Company shall have breached in any material respect any of its representations and warranties, covenants or agreements contained in this Agreement, which breach (i) cannot be cured by the Outside Date and (ii) would result in any of the conditions in Section 11.2 not being satisfied by the Outside Date;

(d) by the Company Partners’ Representative if Landscape shall have breached in any material respect any of its representations and warranties, covenants or agreements contained in this Agreement, which breach (i) cannot be cured by the Outside Date and (ii) which would result in any of the conditions in Section 11.3 not being satisfied by the Outside Date;

(e) by the Company Partners’ Representative if (i) all conditions in Section 11.1 and Section 11.2 have been satisfied or waived (if permissible) in accordance with the terms of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being satisfied at the date of termination) as of the date of Closing; (ii) the Company Partners’ Representative has irrevocably confirmed by written notice to Landscape that it is ready, willing and able to consummate the Closing and (iii) Landscape fails to consummate the Closing on the date on which the Closing would occur in accordance with Section 3.3 following the delivery of the notice from the Company Partners’ Representative described in this Section 12.1(e)(ii); or

(f) by the mutual written consent of the Company and Landscape.

The party desiring to terminate this Agreement pursuant to clauses (a)–(e) of this Section 12.1 shall give written notice of such termination to the other party in accordance with Section 14.5, specifying the provision hereof pursuant to which such termination is affected.

Section 12.2 Effect of Termination. In the event of termination of this Agreement under Section 12.1 by written notice to the other parties, this Agreement shall become void and there will be no liability on the part of any party to this Agreement except that (a) nothing in this Agreement will relieve (i) any party to this Agreement from liability for any willful material breach or fraud by such party of the terms and provisions of this Agreement or (ii) Landscape of any liability or damage to the Company resulting from a failure by Landscape to consummate the Proposed Transaction if (A) all conditions in Section 11.1 and Section 11.2 have been satisfied or waived (if permissible) in accordance with the terms of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being satisfied at the date of termination) as of the date on which the Closing would occur in accordance with Section 3.1; (B) the Company has irrevocably confirmed by written notice to Landscape that it is ready, willing and able to consummate the Closing and (C) Landscape fails to consummate the Closing when otherwise obligated to do so in accordance with Section 3.3 and (b) Article XII and the agreements of Landscape and the Company contained in this Section 12.2 and the Confidentiality Agreement shall survive termination of the Agreement.

Article XIII

SURVIVAL; TAX INDEMNIFICATION MATTERS

Section 13.1 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties set forth in this Agreement (and in any certificate, document or instrument delivered in connection with this Agreement) will terminate effective as of Closing and will not, for any purpose, survive the Closing. Following the Closing, no Person will be entitled to any recovery in respect of any inaccuracy or breach thereof or to make any claim whatsoever (including any claim of detrimental reliance or breach of contract or otherwise) or to assert any other right or remedy (whether in contract, in tort, at law, in equity or otherwise) against the Company, any Affiliate of any Company or any of their respective Representatives, except in the case of Fraud and with respect to the Tax Indemnification Matters as set forth in this Article XIII. The covenants and agreements requiring performance prior to Closing will terminate effective as of the Closing and will not for any purpose survive Closing and the other covenants and agreements set forth herein will survive the Closing in accordance with their respective terms. The parties expressly intend that the foregoing alter any applicable statutes of limitation. Each of Landscape and Merger Sub (for itself and on behalf of their respective Affiliates) hereby acknowledge and agree that these limitations on liability were expressly bargained for and are a material inducement for the Company to enter into this Agreement and consummate the Proposed Transaction contemplated hereby and in furtherance hereof hereby knowingly, voluntarily and irrevocably waive any and all rights and remedies to which they would otherwise be entitled (whether in contract, in tort, at law, in equity or otherwise) in respect of any such inaccuracy, breach, non-performance or non-compliance.

Section 13.2 Tax Indemnification. The Company Partners shall indemnify and hold harmless Landscape and its Affiliates (including, following the Closing, the Target Companies) and their respective directors, officers, employees, agents and other advisors and representatives (collectively, the “Landscape Indemnified Parties”), solely from amounts then available in the Tax Escrow Account, from and against any and all Losses incurred, suffered, or paid by the Landscape Indemnified Parties arising out of, relating to or resulting from the items described as Tax Indemnification Matters in Schedule 13.2 of the Company Disclosure Letter (the “Tax Indemnification Matters”). The amounts listed on Schedule 13.2 of the Company Disclosure Letter in a currency other than U.S. dollars shall be deemed converted into U.S. dollars at the applicable currency rate as of the date hereof.

Section 13.3 Tax Insurance Policies.

(a) Notwithstanding anything herein to the contrary, as promptly as practicable following the date hereof, Landscape shall use its reasonable best efforts to obtain, or cause to be obtained, as promptly as reasonably practicable and in no event later than December 15, 2019, a buyer’s tax insurance policy with an aggregate limit of at least $25,000,000 with respect to the Specified Tax Indemnification Matter (the “Buyer’s Tax Insurance Policy”) and the Company shall, and shall cause its respective Affiliates to, reasonably cooperate with Landscape and its Affiliates in connection with their obtaining of such Buyer’s Tax Insurance Policy; provided, that, Landscape shall not, and shall cause its Representatives (including its tax insurance broker) not to, solicit a buyer’s tax insurance policy from, or otherwise discuss the Specified Tax Indemnification Matter with, any insurer other than an insurer listed on Schedule 13.3 of the Company Disclosure Letter. Upon binding of the Buyer’s Tax Insurance Policy, the Tax Escrow Amount shall be reduced from $20,000,000 to $10,000,000. Fifty percent (50%) of all premiums, fees and expenses associated with the Buyer’s Tax Insurance Policy (whether or not any such policy is bound) shall be a Transaction Expense.

(b) Prior to the Closing Date, the Company shall be entitled to obtain, or cause one of its Affiliates to obtain, a seller’s tax insurance policy with an aggregate limit of at least $25,000,000 with respect to the Specified Tax Indemnification Matter (the “Seller’s Tax Insurance Policy”) and Landscape shall, and shall cause its respective Affiliates to, reasonably cooperate with the Company and its Affiliates in connection with their obtaining of such Seller’s

Tax Insurance Policy; provided, that the Company will not bind the Seller’s Tax Insurance Policy unless Landscape has not bound the Buyer’s Tax Insurance Policy on or prior to December 15, 2019. If the Company obtains a Seller’s Tax Insurance Policy prior to the Closing Date the material terms of which (including the named insureds, conditions, exclusions, coverage, representations, due diligence and persons listed as knowledge parties) are reasonably acceptable to Landscape with respect to the Specified Tax Indemnification Matter, then the Tax Escrow Amount shall be reduced from $20,000,000 to $12,500,000. Fifty percent (50%) of all premiums, fees and expenses associated with the Seller’s Tax Insurance Policy (whether or not any such policy is bound) shall be Transaction Expenses.

(c) Notwithstanding anything herein to the contrary, (i) any indemnification limitation contained in this Agreement shall not limit Landscape’s ability to recover Losses under the R&W Insurance Policy, the Buyer’s Tax Insurance Policy or the Seller’s Tax Insurance Policy, as applicable, in accordance with the terms thereof, (ii) the terms of the R&W Insurance Policy and the Buyer’s Tax Insurance Policy or the Seller’s Tax Insurance Policy, as applicable, will be given independent effect from the terms of this Agreement, except to the extent expressly set forth in the R&W Insurance Policy or Buyer’s Tax Insurance Policy or the Seller’s Tax Insurance Policy, as applicable, (iii) Landscape will first use commercially reasonable efforts to obtain recovery under the R&W Insurance Policy, the Buyer’s Tax Insurance Policy or the Seller’s Tax Insurance Policy, as applicable (to the extent coverage is reasonably available thereunder, it being understood that the Tax Escrow Account may be used to cover any deductible under any such policy), and (iv) Landscape will ensure that the R&W Insurance Policy and the Buyer’s Tax Insurance Policy or the Seller’s Tax Insurance Policy, as applicable (if obtained), expressly excludes any right of subrogation by the insurers thereunder against the Company Partners or their Affiliates, except in the case of Fraud.

Section 13.4 Claim Procedure.

(a) A Landscape Indemnified Party will give prompt written notice (a “Claim Notice”) to the Company Partners’ Representative containing (i) a summary of the resolution or judgment of the relevant Tax Authority with respect to a Tax Indemnification Matter and (ii) the estimated or actual amount of Losses incurred. Notwithstanding the foregoing, no delay or deficiency on the part of the Landscape Indemnified Party in so notifying the Company Partners’ Representative will relieve the Company Partners of any Liability under this Agreement, except to the extent the Company Partners or the Company Partners’ Representative is actually prejudiced by such delay or deficiency.

(b) Within ten (10) Business Days after delivery of a Claim Notice, the Company Partners’ Representative will deliver to the Landscape Indemnified Party a written response in which the Company Partners’ Representative will either (x) agree that the Landscape Indemnified Party is entitled to indemnification for the Losses identified on such Claim Notice under Section 13.2 or (y) dispute the Landscape Indemnified Party’s entitlement to indemnification for some or all of the Losses described in the Claim Notice.

(c) In the event of any dispute with respect to the Claim Notice or otherwise in connection with Tax Indemnification Matters, the dispute may be resolved by any legally available means consistent with Section 14.13.

(d) All Landscape Indemnified Parties’ sole recourse for any indemnification claim pursuant to Section 13.2 shall be against the Tax Escrow Account and the Buyer’s Tax Insurance Policy or the Seller’s Tax Insurance Policy, as applicable. If a Landscape Indemnified Party is entitled to indemnification pursuant to Section 13.2, the Company Partners’ Representative and Landscape shall promptly provide joint written instructions to the Escrow Agent pursuant to Section 13.5 to release from the Tax Escrow Account to such Landscape Indemnified Party an agreed amount of Losses incurred (an “Escrow Payment”).

(e) Landscape shall have sole control over the conduct and settlement of all Tax Proceedings, and the preparation and filing of all Tax Returns (including the U.K. corporate income Tax Returns for the UK Target Companies for the accounting period ending December 31, 2018), relating to Tax Indemnification Matters, and the Company Partners’ Representative shall take any and all actions, including executing any powers of attorney, that are necessary to give Landscape such control; provided, that Landscape shall reasonably consult with the Company Partners’ Representative in connection with the conduct and settlement of such Tax Proceedings; provided, further, that if Landscape intends to seek recovery from the Tax Escrow Account with respect to a Tax Indemnification Matter, Landscape shall not settle or otherwise compromise any such Tax Proceeding (or file such Tax Return) relating to such Tax Indemnification Matter without the written consent of the Company Partners’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). The preparation and filing of such Tax Returns and the costs and expenses thereof shall be borne by Landscape subject to its right to indemnity under Section 13.2 and available insurance, including any Buyer’s Tax Insurance Policy or Seller’s Insurance Policy, as applicable. For the avoidance of doubt, Landscape shall have the right with the prior written consent of the Company Partners’ Representative (such consent not to be unreasonably withheld, conditioned or delayed) but not the obligation, to commence voluntary discussions or other communications with the applicable Taxing Authority with respect to any Tax Indemnification Matter with a view to bringing such Tax Indemnification Matter to final resolution.

(f) If any Landscape Indemnified Party receives from any Taxing Authority a refund of Taxes (or a credit applied in lieu of such refund) or a payment under the Buyer’s Tax Insurance Policy reimbursing it for a Loss related to a Tax Indemnification Matter with respect to which an Escrow Payment has been made pursuant to Section 13.3(d), such Landscape Indemnified Party shall pay to the Company Partners’ Representative the amount of any such refund, credit or insurance reimbursement within thirty (30) days after receipt thereof, less any Taxes and reasonable out-of-pocket costs and expenses incurred by any Landscape Indemnified Party in connection with obtaining and receiving any such refund, credit or reimbursement.

(g) In the event of any discrepancy or conflict between the provisions of this Article XIII and Section 10.12, this Article XIII shall control.

Section 13.5 Release of Tax Escrow Account. The Company Partners’ Representative and Landscape shall provide joint written instructions to the Escrow Agent to release the remaining portion of the Tax Escrow Account (as reduced for any Escrow Payments pursuant to Section 13.4(d)), if any, promptly following the Escrow Release Date; provided, that, if a Tax Proceeding related to a Tax Indemnification Matter (or portion thereof) has been commenced on or prior to the Escrow Release Date (and not resolved), the portion of the Tax Escrow Account relating to such Tax Indemnification Matter (or portion thereof) shall not be released at such time and shall be held in the Tax Escrow Account pending final resolution of such Tax Indemnification Matter. Any amounts released from the Tax Escrow Account pursuant to this Section 13.5 shall be paid to the Company Partners’ Representative for distribution the Company Partners in accordance with each Company Partner’s pro-rata portion of the Aggregate Consideration as set forth on the Consideration Schedule. Notwithstanding the foregoing, to the extent the amount of funds contained in the Tax Escrow Account shall exceed the aggregate amount of all exposures for Tax Indemnification Matters identified on Schedule 13.2 of the Company Disclosure Letter (solely to the extent such Tax Indemnification Matters remain unresolved), then the Company Partners’ Representative and Landscape shall provide joint written to the Escrow Agent to release an amount equal to such excess from the Tax Escrow Account.

Section 13.6 Income on the Tax Escrow Account. The parties agree that, for tax purposes, the Tax Escrow Amount shall be treated as property of Landscape and, accordingly, all dividends, interest, gains or other income earned or realized in the Tax Escrow Account (“Escrow Income”) shall be treated as income earned by Landscape, whether or not such Escrow Income has been distributed to Landscape; provided, that the Company Partners’ Representative and Landscape shall provide joint written instructions to the Escrow Agent to release an amount to Landscape equal to (x) the amount of any taxable income recognized by Landscape in respect of the Escrow Income, multiplied by (y) twenty-five percent (25%). All Escrow Income shall be added to the Tax Escrow Amount.

Section 13.7 Sole Recourse. From and after the Closing, except in the case of Fraud, on the part of the Company, the Company Partner’s or the Company Partners’ Representative, Landscape and its Affiliates’ sole recourse and remedy for any breaches of any representation or warranty or pre-closing covenant contained in this Agreement (or any certificate, document or instrument delivered in connection with this Agreement) shall be the R&W Insurance Policy, the Seller’s Tax Insurance Policy and Buyer’s Tax Insurance Policy and, with the respect to the Tax Indemnification Matters, as set forth in this Agreement.

Article XIV

MISCELLANEOUS

Section 14.1 Announcements.

(a) The parties hereto shall not issue any press release or otherwise make any public statement with respect to this Agreement or the Proposed Transaction without the prior approval of Landscape and the Company Partners’ Representative (such approval not to be unreasonably withheld, conditioned or delayed).

(b) The restriction in Section 14.1(a) shall not apply to the extent the public announcement is required by Law or any Governmental Authority; provided, however, that in the case of this clause (b) the party making the announcement shall use its reasonable best efforts to consult with the other party in advance as to its form, content and timing.

Section 14.2 Assignment. This Agreement and the rights and obligations hereunder may not be assigned unless such assignment is consented to in writing by Landscape and the Company Partners’ Representative. This Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 14.3 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Proposed Transaction, will cause irreparable injury to the other parties, for which monetary damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the granting of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof and to compel performance of such party’s obligations (including the taking of such actions as are required of such party to consummate the Proposed Transaction), this being in addition to any other remedy to which any party is entitled under this Agreement. The parties further waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

Section 14.4 Costs and Expenses.

(a) In the event the Proposed Transaction is consummated, Landscape shall be responsible for all costs, charges and other expenses incurred by Landscape and the Target Companies in connection with the Proposed Transaction.

(b) In the event the Proposed Transaction is not consummated, except as otherwise provided in this Agreement, the Company, on the one hand, and Landscape, on the other hand, shall each be responsible for their own costs, charges and other expenses incurred in connection with the Proposed Transaction.

Section 14.5 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by facsimile (receipt confirmed) or email, one (1) Business Day after the date when sent to the recipient by reputable overnight express courier services (charges prepaid) or three (3) Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid; provided that any notice received at the addressee’s location on any Business Day after 5:30 p.m. (addressee’s local time) shall be deemed to have been received by 9:00 a.m. (addressee’s local time) on the next Business Day. Such notices, demands and other communications will be sent to Landscape and the Company at the addresses indicated below:

If to the Company, AP LP, OpCo or the Company Partners’ Representative, to:

AP WIP Investment Holdings, LP

c/o AP GP Holdings, LLC

3 Bala Plaza East, Suite 502

Bala Cynwyd, PA 19004

Fax: (610) 660-4920

Email: sbruce@agrp.com

Attention: Scott Bruce

Copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Email: TDunn@Cravath.com

Attention: Thomas E. Dunn, Esq.

If to Landscape, or Merger Sub, to:

Landscape Acquisition Holdings Limited

Ritter House

Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

C/O: TOMS Capital, LLC

Email: Alex@tomscapital.com

Attention: Alex San Miguel

Copy to (which shall not constitute notice):

Greenberg Traurig, P.A.

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, FL 33301

Fax: (954) 765-1477

Email: beloffd@gtlaw.com

Attention: Donn Beloff

The address at which any party hereto is to receive notice may be changed from time to time by such party by giving notice of the new address to all other parties hereto. Any notice or communication given by telecopy or email shall be promptly confirmed by delivery of a copy of such notice or communication by hand or overnight delivery service.

Section 14.6 Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement set forth the entire agreement among the parties in respect of the Proposed Transaction and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction among the parties or any of their respective Affiliates. No party or any of its Affiliates shall have any claim or remedy in respect of any statement, representation, warranty or undertaking, made by or on behalf of the other party or any of its Affiliates in relation to the Proposed Transaction which is not expressly set forth in this Agreement.

Section 14.7 Waivers. No failure or delay by a party in exercising any right or remedy provided by Law or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

Section 14.8 Counterparts. This Agreement may be executed in any number of separate counterparts (including by means of facsimile or portable document format (.pdf)), each of which is an original but all of which taken together shall constitute one and the same instrument.

Section 14.9 Amendments. No amendment to this Agreement shall be valid unless it is in writing and duly executed by Landscape and the Company Partners’ Representative.

Section 14.10 Severability. Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the Law of any jurisdiction, it shall have no effect in that respect and the parties shall use reasonable best efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

Section 14.11 Third-Party Beneficiaries. No Person who is not a party to this Agreement shall have any right to enforce any of its terms and this Agreement is not intended to give any Person other than the parties hereto and their permitted assigns any rights hereunder.

Section 14.12 Governing Law. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, THE RELATIONSHIP OF THE PARTIES HERETO OR THERETO, THE PROPOSED TRANSACTION AND/OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER OR RELATED IN ANY WAY TO THE FOREGOING, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAW OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. THE PARTIES EXPRESSLY ACKNOWLEDGE AND AGREE THAT (A) THE REQUIREMENTS OF 6 DEL. C. § 2708 ARE SATISFIED BY THE PROVISIONS OF THIS AGREEMENT AND THAT SUCH STATUTE MANDATES THE APPLICATION OF DELAWARE LAW TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES, THE PROPOSED TRANSACTION AND THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER, (B) THE PARTIES HAVE A REASONABLE BASIS FOR THE APPLICATION OF DELAWARE LAW TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES, THE PROPOSED TRANSACTION AND THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER, (C) NO OTHER JURISDICTION HAS A MATERIALLY GREATER INTEREST IN THE FOREGOING AND (D) THE APPLICATION OF DELAWARE LAW WOULD NOT BE CONTRARY TO THE FUNDAMENTAL POLICY OF ANY OTHER JURISDICTION THAT, ABSENT THE PARTIES’ CHOICE OF DELAWARE LAW HEREUNDER, WOULD HAVE AN INTEREST IN THE FOREGOING.

Section 14.13 Dispute Resolution. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE GENERAL JURISDICTION OF THE DELAWARE COURT OF THE CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, ONLY IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE) FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, THE RELATIONSHIP OF THE PARTIES HERETO AND THERETO, THE PROPOSED TRANSACTION AND/OR THE INTERPRETATION OR ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER OR RELATED IN ANY WAY TO THE FOREGOING AND AGREES THAT ALL CLAIMS IN RESPECT OF THE SUIT, ACTION OR OTHER PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. EACH PARTY AGREES TO COMMENCE ANY SUCH SUIT, ACTION OR OTHER PROCEEDING SOLELY IN THE DELAWARE COURT OF THE CHANCERY (OR, ONLY IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE). EACH PARTY WAIVES ANY DEFENSE OF IMPROPER VENUE OR INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. ANY PARTY MAY SERVE ANY OTHER PARTY WITH LEGAL PROCESS BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 14.5. NOTHING IN THIS SECTION 14.13, HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AT EQUITY. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUIT, ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY. EACH OF THE PARTIES HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, THE RELATIONSHIP OF THE PARTIES HERETO OR THERETO, THE PROPOSED TRANSACTION AND/OR THE INTERPRETATION OR ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER OR RELATED IN ANY WAY TO THE FOREGOING. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (II) ACKNOWLEDGES THAT SUCH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

LANDSCAPE:

LANDSCAPE ACQUISITION HOLDINGS LIMITED

By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: Director

MERGER SUB:

LAH MERGER SUB LLC

By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: Authorized Signatory

[Signature Page to Merger Agreement]

THE COMPANY:

AP WIP INVESTMENTS HOLDINGS, LP

BY: AP GP HOLDINGS, LLC, AS GENERAL PARTNER OF AP WIP INVESTMENTS HOLDINGS, LP

By:	/s/ Scott Bruce
Name: Scott Bruce
Title: Managing Director

ASSOCIATED PARTNERS, L.P.:

BY: ASSOCIATED PARTNERS GP, L.P., AS GENERAL PARTNER OF ASSOCIATED PARTNERS, L.P.,

BY: ASSOCIATED PARTNERS GP LIMITED, AS GENERAL PARTNER OF ASSOCIATED PARTNERS GP, L.P.,

By:	/s/ William Berkman
Name: William Berkman
Title: Director of Associated Partners GP Limited

By:	/s/ David Berkman
Name: David Berkman
Title: Director of Associated Partners GP Limited

[Signature Page to Merger Agreement]

OPCO:

APW OPCO LLC

By:	/s/ Scott Bruce
Name: Scott Bruce
Title: President

COMPANY PARTNERS’ REPRESENTATIVE:

ASSOCIATED PARTNERS, L.P.

BY: ASSOCIATED PARTNERS GP, L.P., AS GENERAL PARTNER OF ASSOCIATED PARTNERS, L.P.,

BY: ASSOCIATED PARTNERS GP LIMITED, AS GENERAL PARTNER OF ASSOCIATED PARTNERS GP, L.P.,

By:	/s/ William Berkman
Name: William Berkman
Title: Director of Associated Partners GP Limited

By:	/s/ David Berkman
Name: David Berkman
Title: Director of Associated Partners GP Limited

[Signature Page to Merger Agreement]